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Offer to Purchase for Cash
 All Outstanding Shares of Common Stock
 of
 PEOPLEPC INC.
at
 $0.0171 (subject to adjustment up to $0.0245) Net Per Share by
 EL Sub, Inc.
A Wholly Owned Subsidiary of
EarthLink, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON WEDNESDAY, JULY 17, 2002 (THE "EXPIRATION DATE")
UNLESS THE OFFER IS EXTENDED.

        THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, $.0001 PAR VALUE PER SHARE (THE "COMMON STOCK") OF PEOPLEPC INC., A DELAWARE CORPORATION ("PEOPLEPC" OR THE "COMPANY"), WHICH REPRESENTS GREATER THAN 50% OF THE "FULLY DILUTED SHARES" (WHICH INCLUDES ALL OUTSTANDING SHARES AND ALL SHARES ISSUABLE UPON EXERCISE OF ALL THEN CURRENTLY EXERCISABLE OPTIONS, RIGHTS AND CONVERTIBLE SECURITIES WITH AN EXERCISE PRICE LESS THAN THE OFFER PRICE) AT THE TIME OF THE EXPIRATION DATE (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.

        THIS OFFER IS MADE IN CONNECTION WITH THE OFFER AGREEMENT, DATED JUNE 9, 2002 (THE "OFFER AGREEMENT"), BY AND AMONG EL SUB, INC., EARTHLINK, INC. AND THE COMPANY. FOLLOWING THE OFFER AND MERGER, PEOPLEPC INC. WILL BE A WHOLLY-OWNED SUBSIDIARY OF EARTHLINK, INC.

        THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER OF EL SUB, INC. WITH AND INTO THE COMPANY (THE "MERGER") ARE ADVISABLE AND FAIR TO AND IN THE BEST INTEREST OF THE COMPANY AND THE COMPANY'S STOCKHOLDERS AND UNANIMOUSLY APPROVED AND ADOPTED THE OFFER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER. THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT PEOPLEPC STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO EL SUB, INC. IN THE OFFER.

        STOCKHOLDERS HOLDING A TOTAL NUMBER OF SHARES WHICH CONSTITUTE APPROXIMATELY 89% OF THE FULLY DILUTED SHARES HAVE AGREED TO TENDER THEIR SHARES INTO THE OFFER PURSUANT TO STOCKHOLDER AGREEMENTS DATED AS OF JUNE 9, 2002.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
INTRODUCTION		7
1.	Terms of the Offer; Expiration Date	9
2.	Acceptance for Payment and Payment for Shares	11
3.	Procedures for Tendering Shares	13
4.	Withdrawal Rights	16
5.	Material United States Federal Income Tax Consequences	16
6.	Price Range of Shares; Dividends on Shares	17
7.	Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations	18
8.	Certain Information Concerning the Company	19
9.	Certain Information Concerning Offeror and Parent	22
10.	Source and Amount of Funds	24
11.	Background of the Offer	24
12.	Purpose of the Offer; The Merger; Plans for the Company	30
13.	The Transaction Documents	32
14.	Dividends and Distributions	43
15.	Material Conditions to Offeror's Obligations	43
16.	Certain Regulatory and Legal Matters	45
17.	Fees and Expenses	47
18.	Miscellaneous	47
ANNEX I	Business and Background Information	I-1
ANNEX II	Section 262 of the Delaware General Corporation Law (Delaware Rights of Appraisal)	II-1

i

IMPORTANT

        Any PeoplePC stockholder desiring to tender all or any portion of their shares of Common Stock should either (i) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal together with the certificate(s) representing the tendered shares, and all other required documents, to American Stock Transfer & Trust Company (the "Depositary") using the enclosed self-addressed, postage paid envelope, or follow the procedure for book-entry transfers set forth in Section 3, "Procedures for Tendering Shares," or (ii) request their stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders having shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their shares.

        Any PeoplePC stockholder who desires to tender PeoplePC shares and whose certificates representing such shares are not immediately available or who cannot comply with the procedure for book-entry transfers on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such shares pursuant to the guaranteed delivery procedures set forth in Section 3, "Procedures for Tendering Shares."

        Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the "Information Agent"), at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

SUMMARY TERM SHEET

        EL Sub, Inc. is offering to purchase all of the outstanding Common Stock for $0.0171 per share in cash, subject to certain pre-closing adjustments that could raise the purchase price to as much as $0.0245 per share if, as detailed in the Offer Agreement, the Company terminates an agreement and/or the Company receives a written release from a third party. The terms of the offer are set forth in this Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, which together constitute the "Offer." The following are some of the questions you, as a stockholder of PeoplePC, may have, and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase, the Letter of Transmittal and other related documents included with this Offer to Purchase.

Who is offering to buy my PeoplePC stock?

        Our name is EL Sub, Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the Common Stock. We are a wholly owned subsidiary of EarthLink, Inc. (the "Parent" or "EarthLink"), a Delaware corporation. EL Sub, Inc. is a newly formed corporation and has not conducted any business other than in connection with the Offer and the offer agreement described below. The Parent is a leading Internet service provider, providing reliable nationwide Internet access and related value added services to its individual and business customers. See the "Introduction" to this Offer to Purchase and Section 9, "Certain Information Concerning Offeror and Parent."

What are the classes and amounts of PeoplePC securities sought in the Offer?

        We are seeking to purchase all of the outstanding shares of Common Stock of PeoplePC. See the "Introduction" to this Offer to Purchase and Section 1, "Terms of the Offer; Expiration Date."

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

        We are offering to pay one and 71/100s cents ($0.0171) per share, net to you, in cash, subject to possible adjustments as described in this Offer to Purchase that could increase the offer price to two and 45/100s cents ($0.0245) per share. If you are the record owner of your shares of Common Stock and you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of Common Stock through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

        As of July 2, 2002, the Company has completed the termination of a lease agreement that triggered an increase in the purchase price under the Offer Agreement. Therefore, the purchase price has increased by $0.0029 per share, which raises the purchase price to $0.02 per share (subject to additional adjustments that could raise the purchase price to as much as $0.0245 per share).

How will the Offer affect my options to purchase PeoplePC stock?

        If you have vested options to purchase Common Stock, pursuant to the terms of this Offer to Purchase, you may exercise these vested options and tender the Common Stock you receive. If you do not exercise your options then, if the Offer is closed and EL Sub, Inc. merges with and into PeoplePC, your options will be terminated and cancelled in full and will not be replaced, repurchased or subject to any compensation whatsoever. We understand that almost all of the outstanding options have a per share exercise price that is greater than $0.0171 per share, subject to possible adjustments, which is the price we are offering to pay for each share of Common Stock. In view of the fact that you may spend more to exercise your shares than you would receive in the Offer, you should carefully consider whether it is advisable to exercise your PeoplePC options. See Section 13, "The Transaction Documents—The Offer Agreement—Stock Options and ESPP."

Do you have the financial resources to make payment?

        All of the funds that we will need to acquire all of the outstanding shares of Common Stock and pay related fees and expenses will be provided or caused to be provided on a timely basis from a capital contribution to us from EarthLink, Inc., our Parent. See Section 10, "Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the Offer?

        We do not believe that our financial condition is relevant to your decision to tender in the Offer because the form of payment that you will receive consists solely of cash and our Offer is not conditioned on our ability to obtain financing. If you tender into the Offer and receive payment in full for your shares of Common Stock, you will have no continuing equity interest in PeoplePC. Additionally, we were formed solely for the purpose of acquiring shares of Common Stock and there is no relevant historical financial information available with respect to us. Furthermore, our Parent, EarthLink, Inc., is a public reporting company under the Securities Exchange Act of 1934 that files reports electronically on EDGAR and maintains a significant cash or cash equivalent position relative to the amount of the aggregate value of the offer consideration for all Shares. See Section 9, "Certain Information Concerning Offeror and Parent" and Section 10, "Source and Amount of Funds."

        Tendering your shares of Common Stock in the Offer will, if enough shares are tendered and the Offer is completed, end your ownership interest in PeoplePC, including the chance to receive any possible future dividends or other payments in respect of the Common Stock. Therefore, the financial condition of PeoplePC may be relevant to your decision whether to tender your shares of PeoplePC in the Offer.

How long do I have to decide whether to tender in the Offer?

        Unless the Offer is extended, you will have until 12:00 midnight, New York City time, on Wednesday July 17, 2002 (the "Initial Offer Period"), to tender your shares of Common Stock in the Offer. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1, "Terms of the Offer; Expiration Date" and Section 3, "Procedures for Tendering Shares."

Can the Offer be extended and under what circumstances?

        Subject to the terms of the offer agreement and the requirements of applicable law, we must extend the Offer, until August 31, 2002 at the latest, for successive extension periods not in excess of 10 business days if, at the end of the Initial Offer Period or any extension period, any of the conditions of the Offer have not been satisfied or waived. However, we will not have to extend the Offer if the Minimum Condition is not satisfied or waived at the end of the then current offer period, the offer agreement is terminated, PeoplePC's board of directors has withdrawn or modified its recommendation to PeoplePC's stockholders to tender their shares into the Offer and approve and adopt the offer agreement or PeoplePC's board of directors approves, recommends or adopts a third party acquisition proposal meeting certain requirements described in the offer agreement. If the purchase price is adjusted when less than 10 business days remain before the Offer period expires, the Offer will be extended for a sufficient period of time to allow at least 10 business days to remain in the Offer period. We also may extend the Offer if and to the extent required by certain applicable rules and regulations. See Section 1, "Terms of the Offer; Expiration Date."

Will there be a subsequent offering period?

        We do not currently intend to include a subsequent offering period for the Offer, although we may ultimately decide to do so. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the Offer, during which stockholders may tender their shares of Common Stock and receive the offer consideration. See Section 1, "Terms of the Offer; Expiration Date—Subsequent Offering Period."

How will I be notified if the Offer is extended or if there is a subsequent offering period?

        If we extend the Offer or provide for a subsequent offering period, we will inform American Stock Transfer & Trust Company (the Depositary for the Offer) and MacKenzie Partners, Inc. (the Information Agent for the Offer) of that fact and we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1, "Terms of the Offer; Expiration Date."

What are the most significant conditions to the Offer?

        We are not obligated to purchase any shares of Common Stock that are validly tendered unless, among other things, the number of shares validly tendered and not properly withdrawn before the expiration of the Offer represents greater than 50% of the Fully Diluted Shares. We call this the "Minimum Condition." The Offer is subject to other conditions as well. See the "Introduction" to this Offer to Purchase, Section 1, "Terms of the Offer; Expiration Date" and Section 15, "Material Conditions to Offeror's Obligations."

How do I tender my shares?

        To tender your shares of Common Stock, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal to the Depositary not later than the time the Offer expires. If your shares are held in "street name," the shares can be tendered by your nominee through the Depository. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days from the date of execution of the Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3, "Procedures for Tendering Shares."

Until what time may I withdraw previously tendered shares?

        You may withdraw shares previously tendered at any time until the Offer has expired and, if we have not accepted your shares for payment by 12:00 midnight, New York City time, on Wednesday July 17, 2002, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to the subsequent offering period, if one is included. See Section 1, "Terms of the Offer; Expiration Date" and Section 4, "Withdrawal Rights."

How do I withdraw previously tendered shares?

        To withdraw shares of Common Stock previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares. See Section 4, "Withdrawal Rights."

What is the PeoplePC board of directors' position with respect to the Offer?

        We are making the Offer pursuant to the offer agreement among EarthLink, PeoplePC and us. The PeoplePC board of directors unanimously approved and adopted the offer agreement and the transactions contemplated by the offer agreement, including the Offer and the Merger. The PeoplePC board of directors has determined that the offer agreement and the transactions contemplated by the offer agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of PeoplePC and the PeoplePC stockholders and recommends that PeoplePC's stockholders accept the Offer and tender their shares to EL Sub, Inc. in the Offer. See the "Introduction" to this Offer to Purchase.

What agreements have been made with PeoplePC's directors, executive officers and stockholders?

        When we entered into the offer agreement with PeoplePC, we also entered into separate agreements with each of the directors and certain executive officers and stockholders of PeoplePC in which these persons (i) agreed to tender all of their shares of Common Stock to us in the Offer and (ii) granted to EarthLink a proxy with regard to such shares of Common Stock to vote in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger. The stockholders who are parties to these agreements own an aggregate number of shares which constitute approximately 89% of the estimated Fully Diluted Shares. See the "Introduction" to this Offer to Purchase and Section 13, "The Transaction Documents—Stockholder Agreements."

If the Offer and Merger are completed, will PeoplePC continue as a public company?

        No. Following the purchase of shares of Common Stock in the Offer we expect to consummate the Merger. If the Merger takes place, PeoplePC will no longer be publicly held or traded and will be privately owned. Even if the Merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that the Common Stock may no longer be eligible to be traded on the Nasdaq SmallCap Market or any other securities exchange, there may not be a public trading market for the Common Stock, and PeoplePC may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. See Section 7, "Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations."

Will the tender Offer be followed by a Merger if all PeoplePC shares are not tendered in the Offer?

        The Offer is the first step in our plan to acquire all of the Common Stock and for PeoplePC to then become a private company wholly owned by EarthLink. If we accept for payment and pay for 90% or more of the outstanding PeoplePC shares, we will be merged with and into PeoplePC. In this case, the Merger will not require PeoplePC stockholder approval. If, however, the number of PeoplePC shares validly tendered represents greater than 50% of the Fully Diluted Shares but less than 90% of all outstanding PeoplePC shares, we will purchase all of the validly tendered shares and will merge with and into PeoplePC. In such case, the affirmative vote of a majority of the outstanding shares of PeoplePC Common Stock will be required to effect the Merger and a longer period of time will be required to effect the Merger. If less than a majority of the outstanding PeoplePC shares are validly tendered, we will terminate the Offer and not accept the shares for payment. If the Merger takes place, EarthLink will directly own all PeoplePC shares. Except for those shares held by stockholders properly exercising appraisal rights, all remaining shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into and represent the right to receive $0.0171 per share in cash, subject to the same adjustments as the offer price described above. See the "Introduction" to this Offer to Purchase and Section 12, "Purpose of the Offer; the Merger; Plans for the Company."

If I decide not to tender, how will the Offer affect my shares?

        If the Merger described above takes place, stockholders (other than those properly exercising appraisal rights) not tendering in the Offer will receive the same amount of cash per share that they would have received had they tendered their shares in the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the Merger does not take place, however, the number of stockholders and the number of shares of Common Stock that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Common Stock. Also, as described above, PeoplePC may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 7, "Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations."

        There are no appraisal rights in connection with the offer. However, if the Merger takes place, stockholders who have not sold their shares in the Offer will have appraisal rights under Delaware law. See Section 12, "Purpose of the Offer; The Merger; Plans for the Company" and Annex II hereto.

What is the market value of my shares as of a recent date?

        On June 7, 2002, the last full trading day before we announced the signing of the offer agreement, the last sale price of the Common Stock reported on the Nasdaq SmallCap Market was $0.10 per share. On June 18, 2002, the last trading day before we commenced the tender offer, the closing price of the Common Stock reported on the Nasdaq SmallCap Market was $0.03. We encourage you to obtain a recent quotation for shares of Common Stock in deciding whether to tender your shares. See Section 6, "Price Range of Shares; Dividends on Shares."

What are the United States federal income tax consequences of tendering shares?

        The receipt of cash for shares pursuant to the tender offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells shares pursuant to the tender Offer or receives cash in exchange for shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the tender Offer or exchanged for cash pursuant to the Merger. If the shares tendered or exchanged are capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and will be subject to ordinary income tax rates if the shares were held for one year or less as of the date of sale or exchange. See Section 5, "Material United States Federal Income Tax Consequences."

To whom may I speak if I have questions about the tender offer?

        You may call MacKenzie Partners, Inc., the Information Agent hired to assist us in this transaction, at 1-800-322-2885. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
PeoplePC Inc.:

INTRODUCTION

        EL Sub, Inc., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of EarthLink, Inc., a Delaware corporation (the "Parent"), hereby offers to purchase (the "Offer") all of the outstanding shares of common stock, $.0001 par value per share (the "Common Stock") of PeoplePC Inc., a Delaware corporation (the "Company"), at a purchase price of one and 71/100s cents ($0.0171) per Share (defined below), which purchase price may be adjusted as described below, net to the seller in cash, without interest thereon (such amount, or any greater amount per Share paid pursuant to the Offer shall be referred to as the "Offer Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal and any amendments or supplements hereto or thereto. See Section 3, "Procedures for Tendering Shares." Each share of Common Stock shall be referred to individually as a "Share" and collectively as the "Shares."

        The Offer is being made pursuant to an Offer Agreement, dated as of June 9, 2002, by and among the Parent, the Offeror and the Company (the "Offer Agreement"). See Section 13, "The Transaction Documents—The Offer Agreement" for information concerning the Offer Agreement. The Offeror is a corporation newly formed by the Parent to consummate the Offer and the other transactions contemplated by the Offer Agreement. For information concerning the Offeror and the Parent, see Section 9, "Certain Information Concerning Offeror and Parent."

        Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Offeror will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc. (the "Information Agent") for their respective services in connection with the Offer and the Merger (as hereinafter defined). See Section 17, "Fees and Expenses."

        The Board of Directors of the Company has unanimously determined that the Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interest of the Company and its stockholders, unanimously approved and adopted the Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that stockholders of the Company accept the Offer and tender their Shares to the Offeror in the Offer.

        The Company has received the written opinion of JPMorgan Securities Inc., the Company's financial advisor ("JPMorgan"), dated June 9, 2002, that the $0.0171 to $0.0245 per Share in cash to be received by stockholders of the Company pursuant to the Offer is fair to the Company's stockholders from a financial point of view. A copy of that opinion is set forth in full as Schedule II to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being mailed to the Company's stockholders, and stockholders are urged to read the opinion in its entirety.

        The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn immediately prior to the expiration of the Offer that number of Shares which would represent greater than fifty percent (50%) of the "Fully Diluted Shares" (which includes all outstanding Shares and all Shares issuable upon exercise of all then currently exercisable options, rights and convertible securities with an exercise price less than the Offer Price) at the time of the Expiration Date (as hereinafter defined) (the "Minimum Condition"). The Offer is also subject to the satisfaction of certain other conditions. See Section 15, "Material Conditions to Offeror's Obligations."

        The Company has represented to the Parent and the Offeror that, as of June 7, 2002, there were 551,373,977 Shares issued and outstanding, no preferred shares outstanding, outstanding options to purchase 141,390,599 Shares, and outstanding warrants exercisable for 2,857,500 Shares (and of these outstanding options and warrants, 2,830,000 Shares have an exercise price below $0.0171 per Share.) Additionally, pursuant to a Put Option Agreement dated May 30, 2001 between the Company, @viso Limited, and other entities, the Company has the right to cause @viso to convert its shares of PeoplePC Europe N.V. into 29,531,329 shares of the Company's Common Stock. There are 2,450 Shares available for possible issuance under the PeoplePC Employee Stock Purchase Plan (the "ESPP"). Based on the 551,373,977 Shares issued and outstanding and assuming conversion of the 29,531,329 Shares subject to the Put Option Agreement and the full exercise of the 2,830,000 outstanding options and warrants with an exercise price less than $0.0171 and assuming the purchase of the 2,450 Shares available under the ESPP, the Offeror believes that a total of 583,737,756 Shares will be subject to the Offer as of the expiration of the Offer and further that 291,868,879 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. See Section 1, "Terms of the Offer; Expiration Date."

        As noted above, the Offeror is offering to purchase all of the outstanding Shares at a per share purchase price of $0.0171 for an aggregate purchase price of approximately $10 million subject to possible pre-closing adjustments that could raise the per share purchase price to as much as $0.0245 per share for an aggregate purchase price of approximately $14.3 million. Specifically, under the Offer Agreement, (i) if the Company terminates an agreement prior to the time the Offeror accepts for payment the Shares pursuant to the Offer (the "Appointment Time"), the per share purchase price will be increased by an amount that would raise the purchase price by up to approximately $0.0030 per share and (ii) if the Company receives a written release from a third party prior to the Appointment Time, the per share purchase price will be increased by an amount that would raise the purchase price by up to approximately $0.0045 per share (the difference of $0.0001 per Share being attributable to rounding).

        The Offer Agreement provides, among other things, for the making of the Offer by the Offeror. At such time thereafter as the conditions of the Offer Agreement are satisfied or waived, and as set forth in the Offer Agreement and in accordance with Delaware law, the merger of the Offeror with and into the Company (the "Merger"), will occur with the Company continuing as the surviving corporation (the "Surviving Corporation"). The Offer Agreement is more fully described in Section 13, "The Transaction Documents—The Offer Agreement." The Merger is subject to a number of conditions. See Section 13, "The Transaction Documents—The Offer Agreement—Conditions to Obligations of All Parties to Offer Agreement" and Section 15, "Material Conditions to Offeror's Obligations." In the Merger, (i) each issued and outstanding Share (other than Shares owned by the Company and the Parent and other than Shares subject to dissenter's rights and applicable escheat and similar law) will be converted into the right to receive the Offer Consideration from the Offeror, (ii) each issued and outstanding share of common stock of the Offeror will be converted into one share of common stock of the Surviving Corporation, and (iii) the Surviving Corporation will become a wholly owned subsidiary of the Parent. The closing of the Merger will take place at such time and date to be specified by the parties which shall be no later than the second business day after satisfaction or waiver of the conditions of the Offer. Concurrently with the closing of the Merger, the parties shall file a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Delaware law and the Merger will become effective (the "Effective Time").

        If prior to the Expiration Date (defined below), less than a majority of the Fully Diluted Shares at the time of the Expiration Date have been tendered and not withdrawn, the Offeror shall have no obligation to accept any tendered Shares for purchase. If, however, the number of Shares validly tendered and not withdrawn at the Expiration Date represents greater than 50% of the Fully-Diluted Shares and less than 90% of all outstanding Shares at the time of the Expiration Date, the Parent and the Company shall, subject to Article VI of the Offer Agreement, take such actions as may be necessary or advisable to effectuate the Merger. In such a case, a vote of a majority of the outstanding Shares is required to effect the Merger under the Delaware General Corporation Law, as amended (the "DGCL") and a longer period of time will be required to effect the Merger. If the number of Shares validly tendered and not withdrawn at the Expiration Date represents at least 90% of all outstanding Shares at the time of the Expiration Date, the Offeror will be able to approve and effect the Merger without a vote of the Company's stockholders pursuant to Section 253 of the DGCL. See Section 12, "Purpose of the Offer; The Merger; Plans for the Company."

        On June 9, 2002, the Offeror and the Parent entered into Stockholder Agreements (each a "Stockholder Agreement") with directors and certain executive officers and stockholders of the Company who, among other things, subject to certain limitations, (i) agreed to tender all of the Shares they own to the Offeror in the Offer and (ii) granted to the Parent a proxy to vote the Shares they own to vote in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger. The aforementioned obligations in the Stockholder Agreements apply to each Share and option owned by such directors, executive officers and stockholders as of June 9, 2002 or thereafter acquired prior to any termination of a Stockholder Agreement. As of June 9, 2002, directors and certain executive officers and stockholders who entered into the Stockholder Agreements held a total number of shares which constituted approximately 89% of the Fully Diluted Shares. See Section 13, "The Transaction Documents—Stockholder Agreements."

        Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase and in the attached annexes, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the "SEC") and other public sources. Neither the Parent nor the Offeror assumes any responsibility for (i) the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records, or (ii) any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information, but which are unknown to the Offeror. Similarly, the Company does not assume any responsibility for (i) the accuracy or completeness of the information concerning the Parent or the Offeror or any of their respective affiliates contained in this Offer to Purchase or the Tender Offer Statement on Schedule TO, or (ii) any failure by the Parent or the Offeror or any of their respective affiliates to disclose events that may have occurred or may affect the significance or accuracy of any such information, but which are unknown to the Company.

        This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer. This Offer to Purchase involves risks and uncertainties, including the risks associated with satisfying the various conditions to the Offer. Additional risks and uncertainties related to the Company are detailed in the Company's periodic filings with the SEC. See Section 8, "Certain Information Concerning the Company—Available Information."

1.    Terms of the Offer; Expiration Date.

        Upon the terms and subject to the conditions set forth in the Offer to Purchase (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore properly withdrawn in accordance with Section 4, "Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, July 17, 2002, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror (other than any extension with respect to a Subsequent Offering Period, described below), shall expire.

        Satisfaction of Offer Conditions.    The Offer is conditioned on satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15, "Material Conditions to Offeror's Obligations." As described in the Introduction to this Offer to Purchase, the Offeror believes the minimum number of Shares that must be tendered is approximately 291,868,879 (based on the assumptions discussed above). If the Minimum Condition or any of the other conditions to the Offer (collectively, the "Offer Conditions") have not been satisfied or waived by 12:00 midnight, New York City time, on Wednesday, July 17, 2002 (or any other time then set as the Expiration Date), the Offeror may (i) subject to the qualifications described below with respect to the extension of the Offer, extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) subject to complying with applicable rules and regulations of the SEC and to the terms of the Offer Agreement (including, if necessary, obtaining the prior written consent of the Company), waive all unsatisfied Offer Conditions and accept for payment all Shares so tendered and not extend the Offer, (iii) subject to the qualifications described below with respect to the modification of the Offer, modify the Offer, or (iv) subject to the terms of the Offer Agreement, terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

        Extension of Offer.    Pursuant to the Offer Agreement, the Offeror must extend the Offer until August 31, 2002 for successive extension periods not in excess of 10 business days per extension if, at the then-scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, until such time as such conditions are satisfied or waived, provided however, that the Offeror is not required to extend the Offer if: (i) the Minimum Condition has not been satisfied or waived, (ii) the Offer Agreement has been terminated or (iii) the Company's board of directors has withdrawn or modified or changed their recommendations that the stockholders of the Company tender their shares into the Offer and approve and adopt the Offer Agreement, or approved, recommended or adopted a third party acquisition proposal meeting certain requirements set forth in the Offer Agreement. Additionally, the Offeror may extend the Offer if and to the extent required by the applicable rules and regulations of the SEC.

        Subsequent Offering Period.    Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), permits the Offeror, subject to certain conditions, to provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). We do not currently intend to include a Subsequent Offering Period for the Offer, although we may ultimately decide to do so. A Subsequent Offering Period is an additional period of time from three business days to 20 business days in length, beginning after the Offeror purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. During a Subsequent Offering Period, the Offeror will promptly purchase and pay for all Shares tendered at the same price paid in the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered in a Subsequent Offering Period and, further, no withdrawal rights apply with respect to Shares tendered in the Offer and accepted for payment.

        Modification of Offer; Waiver of Offer Conditions.    In the Offer Agreement, the Offeror and the Parent expressly reserve the right to waive the conditions to the Offer and to modify the terms or conditions of the Offer; provided, however, that without the prior written consent of the Company, no modification may be made which decreases the number of Shares sought in the Offer, changes the form or amount of the consideration to be paid, imposes conditions to the Offer in addition to those set forth in Annex I thereto, changes or waives the Minimum Condition or any of the other conditions set forth in Annex I thereto, extends the Offer (except as set forth above), or makes any other change to any of the terms and conditions to the Offer which is adverse to the holders of Shares. Any such waiver or modification shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

        Material Changes.    If the Offeror makes a material change in the terms of the Offer, or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price, in the percentage of securities sought, or in a dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price, in the percentage of securities sought, or in a dealer's soliciting fee, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response. An increase in the Offer Price from $0.0171 per Share would constitute a material change and, if appropriate, the Offer would be extended to allow a minimum of 10 business days before the expiration of the Offer.

        Disseminations to Stockholders.    In connection with the Offer, the Company is required to promptly furnish the Offeror and the Parent with a list of its stockholders, mailing labels and any available listings or computer files containing the names and addresses of the record holders of Shares and list of securities positions of Shares held in stock depositories as of the most recent practicable date and shall furnish the Offeror and the Parent with such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as the Offeror or the Parent may reasonably request in connection with the Offer.

        Public Announcements.    Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, or termination or amendment of the Offer, or waiver of an Offer Condition, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to the offer period to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14d-4(d) under the Exchange Act.

        Business Day.    For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.    Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or earlier waiver of all of the Offer Conditions, the Offeror will purchase, by accepting for payment and paying for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn after the Expiration Date). See Section 15, "Material Conditions to Offeror's Obligations." As discussed below, subject to compliance with Rule 14e-1(c) under the Exchange Act, the Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law.

        For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as of and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting such payment to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Offeror's obligation to make such payment will be satisfied and tendering stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC"), pursuant to the procedures set forth in Section 3, "Procedures for Tendering Shares," (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (defined below), and (iii) any other documents required by the Letter of Transmittal.

        The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce such agreement against the participant.

        If, for any reason whatsoever (including the extension of the Offer), acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment, or pay for, Shares tendered pursuant to the Offer, then, without prejudice to the Offeror's rights under the Offer, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4, "Withdrawal Rights." However, the ability of the Offeror to delay the payment for Shares that the Offeror has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer without affecting the Offeror's right to pay for Shares tendered during any Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act, and (ii) the terms of the Offer Agreement. Subject to compliance with Rule 14d-11 under the Exchange Act, the Offeror expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15, "Material Conditions to Offeror's Obligations." Under no circumstances will interest be paid on the Offer Price to be paid by the Offeror, regardless of any extension of the Offer or any delay in making such payment.

        If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer because of an invalid tender or for any other reason, or if certificates are submitted evidencing more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer, to DTC pursuant to the provisions of Section 3, "Procedures for Tendering Shares," such Shares will be credited to an account maintained within DTC), promptly after the expiration, termination or withdrawal of the Offer.

        If, prior to the Expiration Date, the Offeror increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

3.    Procedures for Tendering Shares.

        Valid Tenders.    For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees and any other required documents, or an Agent's Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary, along with the Letter of Transmittal, or such Shares must be tendered pursuant to the procedure for book-entry transfers set forth below (and a Book-Entry Confirmation received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

        The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder, and Shares will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer.    The Depositary will make a request to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Shares may be effected through book-entry at DTC, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent's Message in the case of a book-entry transfer, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

        Signature Guarantee.    All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), unless Shares tendered thereby are tendered (i) by the registered holder(s) (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of shares of Common Stock) of shares of Common Stock who has not completed the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal, or (ii) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

        If a certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or a certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate, with the signature(s) on such certificate or stock powers guaranteed as described above.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfers cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

  (i)
  the tender is made by or through an Eligible Institution;

  (ii)
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Offeror herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

  (iii)
  the certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all tendered Shares), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq National Market trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for Shares (or a Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or an Agent's Message in connection with a book-entry transfer of Shares), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. In all cases, sufficient time should be allowed to ensure timely delivery. Under no circumstances will interest be paid on the purchase price of Shares to be paid by the Offeror.

        Backup Federal Income Tax Withholding and Substitute Form W-9.    Under the "backup withholding" provisions of federal income tax law, the Depositary may be required to withhold 30.0% of the amount of any payments of cash made pursuant to the Offer. In order to avoid backup withholding, each stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a substitute form W-9 and certify, under penalties of perjury, that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 30.0%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign either a Form W-8, Certificate of Foreign Status, a Form W-8BEN, a Form W-8ECI, a Form W-8EXP or a Form W-8IMY (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 8 of the Letter of Transmittal for a discussion of certain United States federal income tax considerations.

        Determinations of Validity.    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders of any Shares (i) that are determined by it not to be in proper form or (ii) the acceptance for payment of or payment for which may, in the opinion of the Offeror or its counsel, be unlawful. The Offeror also reserves the absolute right, in its sole discretion, to waive any of the Offer Conditions (other than as prohibited by the Offer Agreement, as described in Section 1, "Terms of the Offer; Expiration Date") or any defect or irregularity in the tender of any Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Offeror. None of the Offeror, the Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding on all parties.

        Appointment.    By executing the Letter of Transmittal as set forth above, a tendering stockholder will irrevocably appoint designees of the Offeror as the attorneys-in-fact and proxies of such stockholder in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to Shares tendered by such stockholder and accepted for payment by the Offeror (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date that the Offer is commenced or the date on which the Letter of Transmittal is executed), including, without limitation, the right to vote such Shares in the manner as such designees or their substitutes shall, in their sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Offeror accepts Shares for payment. Upon the acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of the Offeror will, with respect to Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Offeror or its designees must be able to exercise full voting rights with respect to such Shares, including voting at any meeting of stockholders then or thereafter scheduled.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Offeror's acceptance for payment or delivery of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

4.    Withdrawal Rights.

        Shares tendered pursuant to the Offer are irrevocable may be withdrawn only pursuant to the procedure set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn, pursuant to Section 14(d)(5) of the Exchange Act, at any time after August 17, 2002, or such later time as may apply if the Offer is extended.

        For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name, address and social security number or taxpayer identification number of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfers set forth in Section 3, "Procedures for Tendering Shares," such Shares may only be withdrawn by means of the withdrawal procedures made available by DTC and any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered again following one of the procedures described in Section 3, "Procedures for Tendering Shares," at any time prior to the Expiration Date or during the Subsequent Offering Period, if any.

        Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

        If the Offeror extends the Offer, or if purchase of or payment for Shares is delayed for any reason, or if the Offeror is unable to purchase or pay for Shares for any reason, then, without prejudice to the Offeror's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Offeror and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer, and subject to the Offeror's obligations under the Offer Agreement. See Section 2, "Acceptance for Payment and Payment for Shares."

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties. None of the Offeror, the Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material United States Federal Income Tax Consequences.

        The following is a summary of material United States federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address holders of Shares in whose hands Shares are not capital assets, nor does it address holders who received Shares as part of a hedging, "straddle," conversion or other integrated transaction, upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address the tax treatment of holders who exercise appraisal rights in the Merger, nor does it address any aspect of foreign, state or local taxation or estate and gift taxation.

        The federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. Because individual circumstances may differ, each holder of Shares should consult such holder's own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer and the Merger, including the application and effect of state, local and other tax laws.

        The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder's adjusted tax basis in Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), Shares were held for more than one year. In the case of an individual, net long-term capital gain generally is subject to tax at a maximum United States federal tax rate of 20% and net capital losses may be subject to limits on deductibility.

        A holder that tenders Shares pursuant to the Offer or the Merger may be subject to "backup withholding" at a 30.0% rate. Backup withholding generally applies if the stockholder (a) fails to furnish its social security number or other TIN, (b) furnishes an incorrect TIN, or (c) fails to certify, under penalties of perjury, that such TIN is correct and that such holder is not subject to backup withholding. See Section 3 "Procedures for Tendering Shares—Backup Federal Income Tax Withholding and Substitute Form 9" and Instruction 8 in the Letter of Transmittal.

6.    Price Range of Shares; Dividends on Shares.

        The Shares began trading on the Nasdaq National Market under the symbol "PEOP" upon the Company's initial public offering on August 15, 2000. The Shares began trading on the Nasdaq SmallCap Market effective April 15, 2002.

        According to the Company's public filings, the Company has not paid regular cash dividends and intends to retain earnings for the growth and expansion of its business and not to declare or pay any cash dividends. Pursuant to the Offer Agreement, the Company has agreed that, without the prior written consent of the Parent, it will not authorize, declare or pay any dividend or any other distribution of any type with respect to its outstanding shares.

        The following table sets forth the high and low sales prices per Share on the Nasdaq National Market and the Nasdaq SmallCap Market, as applicable, for each quarter since August 15, 2000.

	High	Low
First Quarter (ended March 31, 2002)	$0.24	$0.10
Fiscal Year Ended December 31, 2001:
Fourth Quarter (ended December 31, 2001)	$0.64	$0.08
Third Quarter (ended September 30, 2001)	$0.29	$0.06
Second Quarter (ended June 30, 2001)	$0.60	$0.16
First Quarter (ended March 31, 2001)	$2.38	$0.31
Fiscal Year Ended December 31, 2000:
Fourth Quarter (ended December 31, 2000)	$6.25	$0.69
Third Quarter (ended September 30, 2000)	$10.38	$5.03

        The closing sale price per Share on the Nasdaq SmallCap Market on June 7, 2002, the last full day of trading prior to the public announcement of the Offeror's intention to make the Offer, was $0.10. The closing sale price per Share on the Nasdaq SmallCap Market on June 18, 2002, the last full day of trading prior to the commencement of the Offer, was $0.03. Stockholders are urged to obtain current market quotations for Shares and to review all information received by them from the Company, including the materials referred to in Section 8, "Certain Information Concerning the Company."

7.    Effect of Offer on Market for Shares; Nasdaq Listing; SEC Registration; Margin Regulations.

        Market for the Shares.    The purchase of the Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of the Shares, which could adversely affect the liquidity and market value of the remaining Shares, if any, held by stockholders other than the Offeror. The Parent and the Offeror cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial affect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Consideration.

        Nasdaq Listing; SEC Registration.    Since April 15, 2002, the Shares have been authorized for quotation on the Nasdaq SmallCap Market. According to the published guidelines for continued listing on the Nasdaq SmallCap Market, the Shares may no longer be eligible for quotation on the Nasdaq SmallCap Market if (a) on the on hand (i) the stockholders' equity is less than $2.5 million, or (ii) the market capitalization is less than $35 million, or (iii) the net income is less than $500,000 (excluding extraordinary or non-recurring items) in the most recently completed fiscal year or in two of the last three most recently completed fiscal years; and (ii) the number of Shares publicly held is less than 500,000 million, (iii) there are fewer than 300 stockholders of round lots, (iv) the market value of publicly held Shares is less than $1 million, (v) the minimum bid price per share is less than $1, and (vi) there are fewer than two registered and active market makers. The Shares held directly or indirectly by directors or officers of the Company or beneficial owners of more than 10% of all Shares are not considered as being publicly held.

        If the Shares were to cease to be quoted on the Nasdaq SmallCap Market, the market for the Shares could be adversely affected. It is possible that the Shares would then be traded or quoted on other securities exchanges (with trades published by such exchanges), such as the OTC Bulletin Board service. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act and other factors.

        The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Stock is held of record by less than 300 persons. If such registration were terminated, the Company would no longer be legally required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; the officers, directors and 10% stockholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of Section 16(b) of the Exchange Act, the proxy statement requirements of Section 14(a) of the Exchange Act in connection with stockholders' meetings or the requirements of Rule 13e-3 under the Exchange Act with respect to "going private transactions;" and the Common Stock would no longer be eligible for Nasdaq SmallCap reporting. Furthermore, if such registration was terminated, persons holding "restricted securities" of the Company could be deprived of their ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

        Although not required by the Offer Agreement, the Offeror intends to cause the Company to seek delisting of the Common Stock from the Nasdaq SmallCap Market following the Effective Time and to cause the Company to apply for termination of registration of the Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met.

        Margin Regulations.    The Shares currently qualify as "margin securities" as defined by the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), at 12 C.F.R. § 220.2, which status has the effect, among other things, of allowing brokers to extend credit on collateral of Shares. Depending on factors similar to those above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8.    Certain Information Concerning the Company.

        Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither the Parent nor the Offeror has any knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, neither the Parent nor the Offeror assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Parent and the Offeror.

        The Company is a Delaware corporation with its principal executive offices located at 100 Pine Street, Suite 1100, San Francisco, California 94111, telephone number (415) 732-4400. According to the Company's most recently filed 10-Q, it provides a customizable dial-up Internet connectivity service to consumers and to customers of its marketing partners—corporations, membership organizations, portals and online content providers, Internet service providers, and other organizations. The Company's service is nationwide, competitive in quality, and available at a price well below that of national branded competitors. The service can be customized to meet the needs of each marketing partner, thus providing its partners with an online platform through which they can communicate with customers and members.

        Set forth below is certain summary consolidated financial information for each of the Company's last two fiscal years for the period ended December 2001 and the period from March 2, 1999 (date of inception) to December 31, 1999, as contained in the Company's 2001 and 2000 Annual Reports on Form 10-K, as well as unaudited consolidated financial information for the period ended March 31, 2002. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

				Period from March 2, 1999 (Date of Inception) to December 31, 1999
		Years Ended December 31,
	Three Months Ended March 31, 2002
		2001	2000
	(unaudited)	(in thousands, except per share data)
Statement of Operations Data:
Membership revenues earned	$46,268	$165,836	$58,033	$1,255
Other revenues	1,736	8,142	32,128	2,188

Total revenues	48,004	173,978	90,161	3,443

Cost of membership revenues earned	43,546	147,524	92,758	5,129
Cost of other revenues	281	6,788	26,562	1,905

Total cost of revenues	43,827	154,312	119,320	7,034

Gross profit (loss)	4,177	19,666	(29,159)	(3,591)

Operating expenses:
Sales and marketing	1,330	17,733	113,250	38,413
General and administrative	11,863	86,981	99,409	9,102
Contract cancellation fees	0	2,876	0	0
Other operating (income) expenses	(1)	(9,621)	(6,900)	15,550

Total operating expenses	13,192	97,969	205,759	63,065

Loss from operations	(9,015)	(78,303)	(234,918)	(66,656)
Net interest income (expense) and other expenses	(135)	(1,958)	(502)	405
Income tax expense	0	(405)	0	0
Minority interest in net loss of consolidated subsidiaries	310	5,728	3,226	0

Loss before cumulative effect of accounting change	(8,840)	(74,938)	(232,194)	(66,251)
Cumulative effect of accounting change	$0	0	(3,844)	0

Net loss	(8,840)	(74,938)	(236,038)	(66,251)
Dividend related to beneficial conversion feature of preferred stock	0	(21,191)	(18,209)	0

Net loss attributable to common stockholders	$(8,840)	$(96,129)	$(254,247)	$(66,251)

Basic and diluted net loss per share
Loss before cumulative effect of accounting change	$(0.03)	$(0.86)	$(4.09)	$(2.04)
Cumulative effect of accounting change	(0)	$(0.00)	$(0.06)	$(0.00)

Net loss per share	(0.03)	$(0.86)	$(4.15)	$(2.04)

Shares used in computing basic and diluted net loss per share	305,435	111,825	61,218	32,400
	March 31, 2002	2001	2000
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$11,005	$22,697	$65,493
Working capital	(16,208)	(8,014)	45,327
Total assets	27,890	41,269	153,031
Total stockholders' deficit	(66,254)	(80,351)	(8,951)

        Other Financial Information.    During the course of the discussions and information exchange between the Parent and the Company that led to the Offer Agreement, the Company provided the Parent with certain information about the Company and its financial performance that is not publicly available. The information provided included the following internal management projections:

	As of December 31,
	2002	2003
	(in millions)
Net revenue	$328.4	$566.0
Gross margin	57.4	160.2
Net income (pretax)	(3.3)	66.1

        The Company has advised the Parent and the Offeror that it does not as a matter of course make public any projections as to future performance or earnings, and the aforementioned projections are included in this Offer to Purchase solely because such information was provided to the Parent during the course of the Parent's evaluation of the Company. The Parent and the Offeror did not rely on such information in their valuation of the Company. The projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts, which would require a more complete presentation of data than as shown above, and neither the Company's nor the Parent's independent accountants has examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. The Company has advised the Parent and the Offeror that (i) its internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) while presented with numerical specificity, these projections were not prepared by the Company in the ordinary course and are based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions, including, among others, projections of revenues, operating income, benefits and other expenses, depreciation and amortization, capital expenditure and working capital requirements, and other matters that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by any of the Company, the Parent, the Offeror or any of their representatives, that actual results for the periods ending December 31, 2002 and 2003 will not vary materially from those described above.

        The Company's management believes that certain material assumptions on which the projections were based have become untrue or unreliable due to changed circumstances in the markets in which the Company operates, the continued decline of the financial markets and PeoplePC's deteriorating financial condition. The underlying material assumptions are as follows:

  •
  the Company will have enough cash to continue to operate its business as currently conducted;

  •
  the Company's customers have no concerns as to PeoplePC's ongoing viability;

  •
  the Company will attain significant sales targets.

        The foregoing information is forward-looking in nature and inherently subject to significant uncertainties, risks and contingencies, including industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing tax and accounting matters and other matters. The inclusion of this information should not be regarded as an indication that the Company, the Parent, the Offeror or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of the Company, the Parent, the Offeror or any of their respective financial advisors intends to, and each of them disclaim any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections have not been adjusted to reflect the effects of the Offer or the Merger or the potential combined operations of the Parent and the Company or any alterations the Parent may make to the Company's operations or strategy after the consummation of the Merger. The information set forth above is presented for the limited purpose of giving the stockholders access to the material financial projections prepared by the Company's management that were made available to Parent and the Offeror in connection with the Offer Agreement and the Offer. These projections should be read in conjunction with the historical financial information of the Company.

        Available Information.    The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements, and other information should be available for inspection at the SEC's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies should be obtainable upon payment of the SEC's customary charges by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and can be obtained electronically on the SEC's World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

9.    Certain Information Concerning Offeror and Parent.

        Information Concerning Offeror.    The Offeror, a Delaware corporation, was recently incorporated for the purpose of making the Offer and consummating the Merger. All of the outstanding capital stock of the Offeror is owned by the Parent. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that the Offeror will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Since the Offeror is newly formed and has minimal assets and capitalization, no meaningful financial information is available for it. The Offeror is not subject to the informational filing requirements of the Exchange Act.

        The principal executive offices of the Offeror are located at 1375 Peachtree Street, 7 North, Atlanta, Georgia 30309, telephone number (404) 815-0770. The name, business address, past and present principal occupations and citizenship of each of the directors and executive officers of the Offeror are set forth in Annex I to this Offer to Purchase.

        Information Concerning Parent.    The principal executive offices of the Parent are located at 1375 Peachtree Street, 7 North, Atlanta, Georgia 30309, telephone number (404) 815-0770. The name, business address, past and present principal occupations and citizenship of each of the directors and executive officers of the Parent are set forth in Annex I to this Offer to Purchase. The Parent is a leading Internet service provider ("ISP"), providing reliable nationwide Internet access and related value-added services to its individual and business customers. The Parent's objective is to provide directly to consumers the highest quality access to the real Internet and related Internet-based services. The Parent is focused on improving profitability by capitalizing on the continuing decline in telecommunications costs, the decline in the number of calls to the Parent's call centers due to the quality of its software and reliability of its services, benefits of scale, and streamlining of its internal processes and operations. The Parent's customer base grew from approximately 3.1 million paying customers on December 31, 1999 to approximately 4.8 million paying customers on December 31, 2001.

        Except as set forth in this Offer to Purchase:

  •
  Neither the Parent nor the Offeror nor, to the best knowledge of the Parent and the Offeror, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company except for the Parent's chief executive officer, Garry Betty, is a limited partner in Nexus Capital Partners II L.P., which owns Shares, among other investments. As of March 31, 2002, Mr. Betty's pro rata ownership of Shares through this fund was valued at $1,139 (at the market price on that date of $0.13 per Share). At the Offer Price of $0.0171 per Share, Mr. Betty's pro rata ownership of Shares through this fund is valued at $200. Further, the Parent and the Offeror may be deemed to beneficially own Shares as detailed in the "Ownership Interest in the Company" section below by virtue of the Stockholder Agreements;

  •
  Neither the Parent nor the Offeror nor, to the best knowledge of the Parent and the Offeror, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, has effected any transaction in Shares or any other equity securities of the Company during the past 60 days;

  •
  There have never been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of the Parent, the Offeror or any of their respective subsidiaries, or, to the best knowledge of the Parent and the Offeror, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and

  •
  There have never been any negotiations, transactions or material contacts between any of the Parent, the Offeror or any of their respective subsidiaries or, to the best knowledge of the Parent and the Offeror, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of the Company, any election of directors of the Company, or any sale or other transfer of a material amount of assets of the Company.

        Neither the Parent nor the Offeror had any relationship with the Company prior to the commencement of the discussions which led to the execution of the Offer Agreement. See Section 11, "Background of the Offer." Each of the Parent and the Offeror disclaims that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act.

        Available Information.    The Parent is a public company subject to the informational filing requirements of the Exchange Act. Pursuant to Rule 14d-3 under the Exchange Act, the Offeror filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, including this Offer to Purchase, which provides certain information with respect to the Offer. The Tender Offer Statement on Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such information is also available by accessing the SEC's website on the Internet at http://www.sec.gov.

        Ownership Interest in the Company.    Pursuant to the Stockholder Agreements, the Parent and the Offeror may be deemed to own approximately 89% of the Fully Diluted Shares (an aggregate of 522,135,950 Shares) or 84% of the Shares outstanding as computed pursuant to Rule 13d-3 of the Exchange Act (an aggregate of 599,100,220 Shares). All of such Shares are directly owned beneficially or of record by the Company Shareholders. See the "Introduction" to this Offer to Purchase and Section 13, "The Transaction Documents—Stockholder Agreements." The Parent expressly disclaims beneficial ownership of such Shares.

10.  Source and Amount of Funds.

        The Offeror expects the amount of funds required by the Offeror to purchase all of the outstanding Shares pursuant to the Offer to be between approximately $10,000,000 and $14,300,000, plus related fees and expenses. The Offeror currently intends to obtain all such funds from a capital contribution from the Parent and the Parent currently intends to provide such funds to the Offeror. The source of funds for the Offer will come from the Parent's cash or cash equivalent holdings. The Parent's cash and cash equivalent positions set forth in the balance sheet of its most recently filed 10-Q for the period ended March 31, 2002 are $412,626,000. Neither the Offeror nor the Parent will borrow funds in connection with this Offer and there are no material conditions related to the financing of the Offer.

11.  Background of the Offer.

        The Company completed its initial public offering on August 15, 2000. Following its initial public offering, the Company's financial performance declined. The increasingly challenging business environment made it difficult for the Company to continue to acquire members at the rate necessary to achieve positive cash flow. Due to these and other factors, a general decline in the stock market and a decline in the stock prices of Internet-related businesses in particular, the Company experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of the Company common stock steadily declined from its initial public offering price of $10.00 on August 15, 2000 to $0.75 on December 29, 2000.

        Under these circumstances, the Company determined that it would not be able to reach its goals without the help of private investors or becoming part of a larger company. Therefore, in January of 2001, the Company commenced a process to identify strategic alternatives for the Company. The Company, with the assistance of JPMorgan, its financial advisor, created a list of 17 potential strategic buyers and investors. The Company and JPMorgan began contacting these firms at the end of January of 2001 to determine their level of interest in investing in or acquiring the Company. The Parent was one of the 17 companies on the Company's list. The process of contacting and holding discussion with the identified parties lasted until November 2001. Seven of these parties indicated they had no interest, seven of them met with management of the Company but subsequently terminated discussions, and two of them did not respond to the inquiry.

        Charles G. ("Garry") Betty, President and Chief Executive Officer of the Parent, contacted Nick Grouf, Chief Executive Officer of the Company, in August 2001 to explore the possibility of a strategic arrangement or partnership between the Company and the Parent. On Wednesday, August 29, 2001, Mr. Betty and Mr. Grouf met in the Parent's Pasadena office to determine whether any strategic opportunities between the two companies existed.

        On September 7, 2001, Mr. Grouf initiated a telephone call with Mr. Betty during which they further discussed possible strategic opportunities and agreed to schedule another discussion.

        On September 17, 2001, the parties executed a mutual non-disclosure and non-solicitation agreement. Subsequently, Brinton Young, Executive Vice President, Strategic Planning of the Parent, sent a due diligence request list to Mr. Grouf in order to begin the Parent's due diligence with respect to the Company.

        On September 19, 2001, Linda Beck, Executive Vice President of Operations of the Parent, William Tolpegin, Director of Equity Investments of the Parent, Mr. Young, Mr. Grouf, Charles Ortmeyer, Senior Vice President and General Counsel of the Company, Max Metral, Chief Technology Officer of the Company, David Shanberg, Senior Vice President, Corporate and Business Development of the Company, Michael Glogowsky, Chief Financial Officer of the Company, and Dan Kohler, Chief Operating Officer of the Company, held discussions, and the Parent conducted due diligence with respect to the Company, including its operations, financial matters, employees, technology, equipment, infrastructure, intellectual property, agreements, marketing, subscriber data, organizational and corporate structure and plans and related areas.

        On October 5, 2001, Mr. Grouf and Mr. Betty spoke again by telephone and agreed to meet with their respective senior executive teams to discuss a potential strategic merger between the Parent and the Company.

        On October 9, 2001, Mr. Tolpegin and Mr. Young met with Mr. Grouf, Mr. Shanberg, Mr. Glogowsky and Michael Farrow, Senior Director, Financial Planning and Analysis of the Company, at the offices of the Company's outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, to discuss the Company's business model and potential strategic transaction scenarios.

        On October 15, 2001, Mr. Betty discussed by telephone with Lee Adrean, Executive Vice President and Chief Financial Officer of Parent, and Mr. Young the strategic transaction scenarios that had been discussed with the Company. Following further internal discussion and analysis among the Parent's management team, on October 25, 2001, the Parent sent Mr. Grouf a letter expressing the Parent's interest in potentially acquiring the Company.

        On October 26, 2001, Mr. Grouf had a conference call with Mr. Betty, Mr. Adrean, and Mr. Young to discuss the potential structure and terms of a strategic transaction between the Parent and the Company.

        Between November 8, 2001 and November 13, 2001, Mr. Tolpegin, Mike Shaw, Director of Tax of the Parent, William O'Donnell, Manager of Financial Planning & Analysis of the Parent, Veronica Murdock, then Executive Vice President of Parent, Michael Jalone, Director of Integrations of the Parent, Ms. Beck, representatives of Ernst & Young, Parent's outside accountants, and Hunton & Williams, the Parent's outside counsel, conducted due diligence with respect to the Company's financial, legal, tax, operations and business issues.

        On November 9, 2001, the Parent submitted to the Company a non-binding indication of interest in acquiring the Company.

        On November 10, 2001, the following individuals participated in a telephone conference call to discuss the terms of the Parent's indication of interest: Mr. Young, Mr. Grouf, Sam DeSimone, Executive Vice President and General Counsel of the Parent, Mr. Ortmeyer, representatives of Hunton & Williams, David Hess and representatives of Goldman Sachs, Parent's financial advisor, Mr. Shanberg, representatives of Wilson Sonsini, and representatives of JPMorgan, the Company's financial advisor.

        On November 13, 2001, the following representatives of the Parent had internal discussions regarding the potential transaction: Mr. Young, Mr. DeSimone, Mr. Adrean, Michael McQuary, then President of the Parent, Cathy Hampton, Assistant General Counsel of the Parent, Bill Heys, Executive Vice President, Sales, of the Parent, representatives of Hunton & Williams and representatives of Goldman Sachs. Thereafter, the Parent provided to the Company an initial draft of a transaction agreement.

        On November 14, 2001, Mr. Young sent Mr. Grouf a letter terminating further discussions regarding the proposed merger because the Parent had determined not to pursue a transaction at that time.

        In the fourth quarter of 2001, Ron Fisher, a director of the Company and managing director of SOFTBANK Capital Partners, LP, a stockholder of the Company, indicated to the Board of Directors that SOFTBANK Capital Partners, LP would be willing to consider making an additional investment in Company stock. The Company's management and the Company's independent directors held discussions with SOFTBANK Capital Partners, LP about the terms and conditions of a potential investment by SOFTBANK Capital Partners, LP in the Company.

        At a November 19, 2001 meeting, the Company Board of Directors appointed a special committee consisting of two independent directors, John Sculley and Michael Price. The purpose of the special committee was to evaluate a proposed investment by SOFTBANK Capital Partners, L.P. and certain other investors through a private placement of shares of preferred stock of the Company.

        On December 13, 2001, the special committee unanimously approved the private placement. Pursuant to the private placement, on December 17, 2001, the Company issued and sold 4,375,000 shares of Series B preferred stock at $5.00 per share for aggregate gross proceeds of $21,875,000 to a total of nine investors, some of which were affiliated with the Company, including SOFTBANK Capital Partners, LP. The Series B preferred stock was effectively issued at a price equivalent to $0.05 per share of Common Stock. Due to the lack of alternatives and the Company's urgent need of funds to continue operations, the special committee believed that it was in the best interests of the Company and its stockholders to agree to sell the Series B preferred stock at a discount to the market price of the Common Stock. The Series B preferred stock was subsequently converted into the Common Stock of the Company at a ratio of 100 shares of Common Stock for every share of Series B preferred stock.

        Following the private placement, difficult economic and market conditions continued. The Company revised its business plan to focus on selling ISP service to monthly revenue-producing subscribers rather than selling prepaid bundled computer and ISP service packages. However, the Company was unable to generate a positive cash flow from its operations. Further, the Company tried unsuccessfully to acquire subscribers from other ISPs, in part because the Company's stock price and cash reserves were too low to permit financing of subscriber acquisitions. The price of the Common Stock had fallen to $0.13 by March 31, 2002. The Company had also fallen out of compliance with the listing standards for the Nasdaq National Market. As a result, the listing of the Common Stock was shifted to the Nasdaq SmallCap Market on April 15, 2002.

        In the absence of additional financing or a sale of the Company, the Company was faced with the prospect of having insufficient cash to continue its business beyond the third quarter of fiscal 2002. Therefore, the Company continued to contact potential strategic buyers and investors throughout the first quarter of 2002 in order to identify a strategic alternative that could provide additional capital for the Company.

        In January of 2002, Mr. Fisher contacted and met with the chief executive officer of a company with whom the Company was potentially interested in pursuing a strategic relationship (referred to as the "other interested party"). In February of 2002, Mr. Grouf also met with the chief executive officer of the other interested party to discuss potential strategic alternatives. Mr. Grouf and the Company's management continued to have additional discussions with the other interested party during the first quarter of 2002.

        Also during the first quarter of 2002, the Company held discussions with a party that had expressed some interest in a strategic transaction prior to the private placement. In April and early May, the Company had preliminary conversations with two other companies potentially interested in pursuing a strategic transaction with the Company, one of whom had previously engaged in discussions with the Company in January and February of 2001. The Company had more extensive discussions with a third party that had not previously been contacted by the Company or JPMorgan. In addition, the Company and JPMorgan contacted three other parties to explore their interest in pursuing an acquisition of or investment in the Company, one of whom had previously been contacted by the Company in October of 2001 but had declined the opportunity to go forward with a transaction at that time. None of these contacts or discussions resulted in any expression of interest.

        On March 6, 2002, Mr. Young and Mr. Grouf met for lunch to discuss their respective businesses and the possibility of a future meeting.

        On March 18, 2002, Mr. Fisher contacted Mr. Betty's office to schedule a meeting to include Mr. Fisher and Mr. Grouf.

        On March 25, 2002, Mr. Betty, Mr. Grouf and Mr. Fisher met to discuss the potential for Parent's acquisition of the Company.

        On April 5, 2002, Mr. Young met with management of the Company. The Company management provided Mr. Young with an update on the current status of the Company's business and operations, and a description of changes that had taken place since strategic discussions between the two parties had terminated in 2001. Following that meeting, Parent performed further due diligence with respect to the Company and engaged in a number of discussions with the Company management relating to the Company's business and operations and the potential for a strategic transaction between the two companies. These discussions included a number of telephone conversations between Mr. Grouf and Mr. Young with respect to the Company's business and discussions between Mr. Tolpegin and the Company's management relating to the Company's financial condition.

        On April 30, 2002, Mr. Young, Mr. Grouf, Mr. Glogowsky and Mr. Shanberg had a conference call with Mr. Tolpegin to discuss certain diligence matters, including consumer demand matters.

        On May 3, 2002, Mr. Fisher and Mr. Grouf met with the chief executive officer and the head of acquisitions of the other interested party to discuss a potential strategic transaction, including an acquisition of the Company by the other interested party.

        On May 20, 2002, Mr. Betty, Mr. Young, Mr. Fisher and Mr. Grouf had a conference call to discuss alternatives with respect to the structure of the potential transaction between the parties and necessary next steps.

        On May 22, 2002 the other interested party provided an indication of interest in acquiring the Company for stock consideration at a price at a significant discount to the Company's then-current market price. The price was lower than the price range being discussed with Parent. Additionally, the other interested party contemplated offering stock consideration, which would have exposed the holders of Common Stock to volatility of the price of the other interested party's stock and the general risk that the stock consideration received in exchange for the Company Common Stock could decrease in value. The Company Board of Directors also considered that a transaction including stock consideration would likely take more time to close than a transaction including cash consideration. Given the fact that without additional financing, the Company would not have sufficient working capital to conduct its current operations through the third quarter of fiscal 2002, cash consideration appeared to be a better alternative than stock consideration, especially since the price being discussed with the other interested party was lower than the price being discussed with Parent.

        On May 22, 2002, management of the Company met with a party it had previously contacted in early 2001 to discuss a potential acquisition of the Company or a potential commercial arrangement coupled with an equity investment in the Company. However, following those meetings, that party declined the opportunity for either an acquisition or an investment. Also in late May, the Company contacted another party that had previously declined to go forward with a transaction. That party indicated some interest in moving forward with discussions, but failed to proceed with due diligence or set up further discussions. The Company contacted an additional party that had been contacted in early 2001, but that party reiterated its previous assertion that it was not interested in pursuing a transaction.

        On May 23, 2002, Mr. Grouf contacted Mr. Young to inform him that the Company had another indication of interest and that the Parent must move more quickly to secure the merger opportunity.

        The other interested party conducted due diligence with respect to the Company throughout the week of May 27, 2002.

        Between May 27 and June 5, 2002, management and legal counsel of the Parent and the Company conducted due diligence with respect to the Company and negotiated the terms of the offer agreement and related documents.

        On June 3, 2002, Mr. Grouf had a telephone conversation with the chief executive officer and head of acquisitions of the other interested party who confirmed that the other interested party was still interested in pursuing a transaction with the Company, although at a price that was lower than the price range being discussed with Parent.

        On June 4, 2002, a special meeting of the Company Board of Directors was held to review with the Board the status of discussions with the Parent and the other interested party. Mr. Glogowsky, Mr. Ortmeyer, Mr. Shanberg, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. Management of the Company updated the Board with respect to the conversation with the Parent and indicated that agreement had been reached with respect to a price range. Management also informed the Board that discussions with the other interested party had indicated that its proposed price was likely to be lower than the Parent's proposed price range. JPMorgan provided an overview of the process undertaken to identify strategic alternatives for the Company, including contacts with other potential acquirors, which yielded no interest other than the Parent and the other interested party. JPMorgan then reviewed with the Board the status of the

Company's current cash position and financial projections based on information received from the Company's management, and in particular, the fact that the Company did not have sufficient working capital to continue operations through the third quarter of fiscal year 2002. JPMorgan noted that in the absence of an acquisition of the Company, the Company's management believed that liquidation was the most likely alternative and further noted that shareholders of the Company would get no value for their shares in a liquidation scenario. JPMorgan then made a presentation to the Company Board of Directors that included a financial analysis of the proposed transaction with the Parent. Finally, JPMorgan indicated that based on the foregoing analyses, JPMorgan was prepared to deliver its opinion that, subject to the qualifications, assumptions and limitations in such opinion, the consideration to be received by the holders of the Common Stock in the proposed transaction with Parent was fair, from a financial point of view, to such holders. Wilson Sonsini then reviewed with the Company Board of Directors their fiduciary duties to the holders of the Common Stock. Wilson Sonsini described to the Board the material terms and conditions of the draft definitive agreements, including open issues relating to certainty of closing and the Company's ability to enter into agreements with third parties after signing of the Offer Agreement. Following discussion, the Board authorized PeoplePC's management and advisors to continue to negotiate with the Parent and to continue to explore the opportunity with the other interested party.

        On June 6, 2002, the Parent's Board of Directors met to discuss the merger proposal and approved the Offer Agreement, subject to management's final due diligence analysis and management's satisfaction with the transaction documentation.

        On June 6, 2002, a special meeting of the Company Board of Directors was held to review with the Board the status of discussions with the Parent. Mr. Shanberg, Mr. Ortmeyer, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. The parties discussed and agreed upon a potential increase in the purchase price if the Company completed either or both of the following two events: (i) the termination of a lease agreement and/or (ii) the receipt of a written release from one of the Company's customers with respect to the Company's interpretation of its obligations under an agreement with the customer. JPMorgan discussed the purchase price and potential purchase price adjustments that the Company's management agreed to with the Parent. Wilson Sonsini updated the Board on the results of negotiations with the Parent and its advisors on the definitive documents. Wilson Sonsini then discussed with the Board in detail the terms and conditions of the proposed definitive offer agreement, including the conditions to the Company's obligations to close the offer and the Company's ability to terminate the agreement and enter into a transaction with a third party. After extensive discussion about strategy and timing and issues related to the definitive agreements, the Board authorized the Company management and its advisors to continue to negotiate with the Parent and its advisors to come to an acceptable result on the open issues. Mr. Grouf then recused himself from the meeting, and the Board of Directors had an executive session during which the directors discussed the condition to the offer related to Mr. Grouf and Mr. Metral entering into employment agreements with the Parent.

        Between June 7, 2002 and June 9, 2002, representatives of the Parent and the Company, and their respective legal counsel, finalized the Offer Agreement and related transaction documents consistent with the terms approved by the Parent's Board of Directors.

        On June 9, 2002, a special meeting of the Company Board of Directors was held to review with the Board the status of discussions with the Parent. Mr. Shanberg, Mr. Ortmeyer, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. Company management and its advisors updated the Board on the status of negotiations with the Parent and the terms of, and open issues under, the definitive Offer Agreement, including the Parent's termination rights and the conditions to the Parent's obligation to close the Offer. After extensive discussion about the terms and conditions of the Offer Agreement and the open issues, the Board authorized the Company management and its advisors to continue to negotiate with the Parent and its advisors to come to an acceptable result on the open issues. The meeting was adjourned in order to allow the Company management and its advisors to finalize negotiations with the Parent and its advisors with respect to the definitive Offer Agreement. The special meeting of the Board was subsequently reconvened, at which time Company management and its advisors updated the Board on the resolution of some of the open issues and the remaining open issues under the Offer Agreement. Following additional discussion about the remaining open issues, JPMorgan delivered its oral opinion, which was confirmed by delivery of a written opinion, that, as of June 9, 2002 and subject to the qualifications, assumptions and limitations in such opinion, the consideration to be received by the holders of the Common Stock in the proposed transaction with the Parent was fair, from a financial point of view, to such holders. The Board determined that the Offer Agreement and the transactions contemplated by the Offer Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, approved and adopted the Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger and the stockholder agreements and the transactions contemplated by the stockholder agreements, and resolved to recommend the acceptance of the Offer and approval and adoption of the Offer Agreement by the Company's stockholders, subject to final resolution of the remaining open issues.

        The Parent, the Company and the Offeror finalized and executed the Offer Agreement, and the Parent, the Offeror and the Company's directors and certain officers and stockholders executed the Stockholder Agreements, on June 9, 2002.

        On June 10, 2002, the parties issued a press release announcing the transaction and related arrangements.

12.  Purpose of the Offer; The Merger; Plans for the Company.

        Purpose.    The purpose of the Offer is for the Offeror to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is for the Offeror to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of the Parent. The Offer is being made pursuant to the Offer Agreement. If the Offer is successful, the Parent and the Offeror intend to consummate the Merger as promptly as practicable. There can be no assurance that the Merger will take place because the Merger is subject to certain conditions, some of which are beyond the control of either the Parent or the Company.

        Approval.    Under the DGCL, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares may be required to approve and adopt the Offer Agreement and the transactions contemplated thereby, including the Merger. The Board of Directors of the Company has unanimously approved and adopted the Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger. If the Minimum Condition is satisfied but less than 90% of the issued and outstanding Shares are acquired at the time the Offer expires, the only remaining required corporate action of the Company is the approval and adoption of the Offer Agreement and the transactions contemplated thereby by the affirmative vote of of a majority of the outstanding Shares. If the Minimum Condition is satisfied and the Offeror acquires at least 90% of the issued and outstanding Shares at the time the Offer expires, the Offeror will purchase all Shares tendered and not withdrawn on the Expiration Date and the Offeror will have sufficient voting power to cause the approval and adoption of the Offer Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholders. Regarding any approvals necessary under the laws of other states, see Section 16, "Certain Regulatory and Legal Matters; State Anti-Takeover Laws."

        Stockholder Meetings.    In the Offer Agreement, upon acceptance for payment of Shares tendered pursuant to the Offer (together with any applicable Offer Period Extensions), if the number of Shares purchased in the Offer equals at least 90% of the issued and outstanding Shares, the parties shall cause the Merger to occur as soon as practicable after the Offer expires as set forth in the Offer Agreement and pursuant to Delaware law without stockholder approval (a "Short-Form Merger"). If the number of Shares so purchased is greater than 50% of the Fully Diluted Shares but less than 90% of the issued and outstanding Shares at the time that the Offer expires, the Parent and the Company shall, subject to Article VI of the Offer Agreement, take actions to cause the Offeror to be merged with and into the Company in accordance with the terms of the Offer Agreement and the DGCL, including without limitation, convening a special stockholders' meeting and soliciting proxies therefor (all in compliance with applicable federal securities laws) to secure the Company stockholder approval for such a Merger (the "Long-Form Merger"), and the Company also agrees that its Board of Directors will vote in favor of the Long-Form Merger and recommend it to the stockholders of the Company. Those Company insiders who have signed the Stockholder Agreements, have also agreed to vote in favor of the Long-Form Merger.

        The obligations of the Board of Directors of the Company set forth in the Offer Agreement with respect to approving and recommending the transactions contemplated in the Offer Agreement to the stockholders of the Company is subject to the Company's rights described in Section 13, "The Transaction Documents—The Offer Agreement—Nonsolicitation Obligations and Exceptions," provided that the obligations of the members of the Company's Board of Directors with respect to tendering their shares in the Offer and voting their Shares for the Long-Form Merger, as set forth in their respective Stockholder Agreements, shall survive, be separate from and not affected by any actions or vote of the Company's Board of Directors.

        Board Representation.    For a description of the Parent's rights under the Offer Agreement to designate directors of the Company, see Section 13, "The Transaction Documents—The Offer Agreement—Board of Directors." The Offer Agreement provides that the directors of the Offeror immediately prior to the consummation of the Merger shall be the directors of the Surviving Corporation after the Merger.

        Appraisal Rights.    No dissenters' or appraisal rights are available in connection with the Offer. See also Section 13, "The Transaction Documents—The Offer Agreement—Dissenting Shares." However, under Delaware law, if the Merger is consummated, stockholders of the Company at the time of Merger who do not vote in favor of the Merger, or consent to the Merger in writing pursuant to Section 228 of the DGCL, and comply with all statutory requirements will have the right to demand an appraisal of the fair value of their Shares.

        THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DELAWARE LAW.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 et seq. of the DGCL which is set forth in Annex II to this Offer to Purchase.

        Going Private Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions and which under certain circumstances may be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which the Offeror seeks to acquire the remaining Shares not held by it. The Offeror believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the Expiration Date at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

        Plans for the Company.    The Offeror expects that, initially following the Merger, the business and operations of the Company will generally continue as they are currently being conducted. During an integration period following the Merger, the Offeror intends to cause the Company's operations to continue to be run and managed by, among others, the Company's existing executive officers. The Offeror will continue to evaluate all aspects of the business, operations, capitalization and management of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such further actions as it deems appropriate under the circumstances then existing. The Offeror intends to seek additional information about the Company during this period. Thereafter, the Offeror intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management. The Offer and the Merger are being undertaken at this time for the reasons set forth in Section 11, "Background of the Offer."

        Extraordinary Corporate Transactions.    Except as indicated in this Offer to Purchase, neither the Parent nor the Offeror has any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present dividend policy, or indebtedness or capitalization, of the Company, (iv) any change in the Company's present management, (v) any other material changes in the Company's corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, or (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Act.

        However, under the Offer Agreement, upon the Parent's acceptance of at least a majority of the issued and outstanding Shares pursuant to the Offer, the Parent will be entitled to designate a certain number of members of the Company's Board of Directors. See Section 13, "The Transaction Documents—The Offer Agreement—Board of Directors." The Parent has not determined who will be Parent's designees. However, Parent's designees will be selected from among the persons set forth in Annex I to this Offer to Purchase. Since each of these individuals is a director or officer of the Parent, Annex I contains certain information with respect to each such person. Each of the persons has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Except as described in Section 9, "Certain Information Concerning Offeror and Parent—Ownership Interest in the Company," none of the aforementioned persons or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Parent, the Offeror and the Company that have been described in the Tender Offer Statement on Schedule TO. None of the persons is an adverse party to the Company in any legal proceedings or has a material interest in any such proceeding.

13.  The Transaction Documents.

The Confidentiality Agreement

        To facilitate the exchange of confidential information as part of due diligence in connection with the proposed acquisition, the Parent and the Company entered into a Mutual Non-Disclosure and Non-Solicitation Agreement, dated September 17, 2001 (the "Confidentiality Agreement"). The Offer Agreement provides that the Confidentiality Agreement will remain in full force and effect until the Effective Time. The Confidentiality Agreement, in part, addresses the treatment of information exchanged between the parties in connection with discussions regarding a potential transaction (the "Transaction"). The Confidentiality Agreement provides that all Evaluation Material, as defined in the Confidentiality Agreement, shall be (i) used solely for the purpose of evaluating and considering the Transaction, (ii) kept confidential by the receiving party, and (iii) provided by the receiving party only to its representatives to whom disclosure is required to facilitate the receiving party's evaluation of a Transaction.

        The Confidentiality Agreement requires that for a period of one year from its effective date neither party will, without the consent of the other party or its board of directors, either directly or indirectly acquire, offer to acquire, or agree to acquire by purchase, tender offer, merger, consolidation, share exchanger or otherwise, ownership or control of any voting securities, or any direct or indirect right to acquire any voting securities of the other party or a subsidiary of such party; provided however that such limitation expires upon the public announcement of a third party tender offer for more than fifty percent of the outstanding voting securities of the other party or a business combination between the other party and the third party. The Confidentiality Agreement also requires that for a period of one year subsequent to the termination of discussions regarding the Transaction, neither the Company nor the Parent shall solicit for hire any person currently employed by the other party or any of its subsidiaries with whom the hiring party first has contact (or becomes known to the hiring party) in the course of the party's discussions or due diligence regarding a Transaction. There are exceptions to the aforementioned employee non-solicitation requirement related to an employee who (a) directly contacts the hiring party, (b) responds to a mass media solicitation from the hiring party, or (c) is identified by a third party executive search firm.

        The Confidentiality Agreement does not obligate the Parent or the Company to consummate a Transaction or to enter into a definitive agreement with respect to a Transaction. Furthermore, the Parent and the Company reserved the right to provide or not provide Evaluation Material to each other.

The Offer Agreement

        Commencement of Offer.    The Offer Agreement provides that the Offer shall commence as promptly as practicable after the date of the Offer Agreement, and in any event by June 19, 2002.

        Merger.    The Offer Agreement provides that, upon the satisfaction of the conditions set forth in Article VI of the Offer Agreement, and as set forth in Section 1.4 of the Offer Agreement and in accordance with Delaware law, the Offeror will be merged with and into the Company. Following the Merger, the separate corporate existence of the Offeror will cease, and the Company will continue as the Surviving Corporation that will be a wholly owned subsidiary of the Parent. At the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be amended and restated in their entirety to be the same as the Certificate of Incorporation and Bylaws, respectively, of the Offerer, as in effect immediately prior to the Effective Time, and the directors and officers of the Offeror, immediately prior to the Effective Time, shall be the directors and officers of the Surviving Corporation until replaced.

        Vote Required to Approve Merger.    See Section 12, "Purpose of the Offer; The Merger; Plans for the Company—Stockholder Meetings."

        Conversion of Securities.    At the Effective Time, (a) each Share that is owned directly by the Company as treasury stock or by the Offeror, the Parent or any subsidiary of either, will automatically be cancelled and retired and no consideration will be delivered therefor, and (b) subject to applicable escheat or similar law, each Share issued and outstanding immediately prior to the Effective Time (other than Shares which are cancelled in accordance with (a) above or with respect to which appraisal rights are properly exercised) will be converted into the right to receive an amount in cash equal to the Offer Consideration. As of the Effective Time, all Shares (except those Shares with respect to which appraisal rights are properly exercised) will no longer be outstanding and will automatically be canceled and retired, and each holder of a certificate(s) which immediately prior to the Effective Time represented outstanding Shares will cease to have any rights with respect thereto, except the right to receive cash in an amount equal to the product that is obtained by multiplying (x) the Offer Price by (y) the number of Shares validly surrendered. In the event that, prior to the Effective Time, the outstanding Shares shall have been changed into a different number of Shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Offer Price shall be appropriately adjusted on a per-Share basis.

        Stock Options and ESPP.    The Offer Agreement provides that, as of the Effective Time, each issued and outstanding option, warrant or similar right to purchase or otherwise acquire Company Common Stock or any other equity security (whether or not vested) (the "Company Options") issued pursuant to the Company's 1999 Stock Option Plan or the Company's 2000 Stock Option Plan (the "Option Plans") or otherwise, shall expire, terminate and be cancelled in full at no cost or liability to any party (other than the Offer Price payable in accordance with the terms of the Offer Agreement to such holders that were entitled to and properly exercised their Company Options prior to the Effective Time). The Offer Agreement further requires the Company to take all necessary actions (including providing all required notices) to ensure that all outstanding Company Options and Option Plans are terminated immediately prior to the Effective Time. In the case of any holder of a Company Option, the parties shall take steps to enable the holder thereof to exercise the option (including any portion thereof that first becomes exercisable in connection with the Offer) on a basis that enables the holder effectively to tender in the Offer the Shares acquired upon exercise.

        Regarding the ESPP, the Offer Agreement requires the Company to take all necessary steps to: (i) establish a new exercise date under the ESPP that is a date at least two business days prior to the Expiration Date to enable participants effectively to exercise and tender in the Offer any Shares acquired upon exercise, (ii) ensure no further offering period commences under the ESPP and (iii) terminate the ESPP on the Expiration Date.

        Appraisal Rights.    Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of the Merger and who have provided valid notice of their intent to demand payment for such Shares (all in accordance with Section 262 of the DGCL) shall not be converted into or represent the right to receive an amount equal to the Offer Consideration (collectively, the "Dissenting Shares"). Such Dissenting Shares instead shall, from and after the Effective Time, represent only the right to receive payment for such Dissenting Shares in accordance with the provisions of Sections 262 of the DGCL relating to appraisal rights, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to dissent and obtain payment for such stockholder's Dissenting Shares shall be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, an amount equal to the Offer Consideration, upon surrender of such certificates in a manner described in "Exchange of Certificates" below. Company is required to give the Parent (a) prompt notice of any demands received by Company for appraisal of Dissenting Shares, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Company and (b) the Parent may participate in all negotiations and proceedings with respect to such demands. Except as required by a court or as may be required by applicable law, the Company shall not, except with the prior written consent of the Parent, make any payment with respect to any demands for appraisal or offer to settle, or settle any such demands.

        Exchange of Certificates.    The Offer Agreement requires the Parent to deliver to the Depositary or another bank or trust designated by the Parent funds sufficient to make payment of the Offer Consideration for the benefit of Company stockholders for all outstanding Shares (the "Exchange Fund"). Upon surrender of a certificate for cancellation to the Depositary together with the Letter of Transmittal, and such other documents as may reasonably be requested, the holder of such certificate shall be entitled to receive in exchange therefor a check payable to such holder representing payment of an amount equal to the Offer Price for each Share evidenced by the certificate and surrendered. The Offer Agreement also addresses the full exchange process, including (i) the notice of exchange, (ii) the exchange procedures, (iii) the surrender of ownership rights in the Common Stock by stockholders upon payment for surrendered Shares, (iv) the investment of the Exchange Fund, (v) termination of the Exchange Fund, (v) the absence of liability of the parties to the Offer Agreement to any person pursuant to escheat or similar law, (vi) lost certificates, and (vii) tax withholding rights related to amounts paid for certificates for Shares surrendered.

        Conditions to Obligations of All Parties to Offer Agreement.    For a description of the material conditions to the Offeror's obligations to consummate the Offer, see Section 15, "Material Conditions to Offeror's Obligations."

        The obligations of each party to consummate the Merger are subject to the satisfaction or waiver, if permissible, at or prior to the Effective Time, of each of the following conditions:

  •
  If required by the DGCL, the Offer Agreement shall have been adopted and the Merger approved by the stockholders of the Company;

  •
  The Offeror shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn;

  •
  No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger or the other transactions contemplated by the Offer Agreement; and

  •
  Any waiting period (and any extension thereof) under the HSR Act (defined below in Section 16) applicable to the Merger shall have expired and any other approval or requirements under any other applicable material antitrust law shall have been obtained or complied with.

        Schedule 14D-9; Schedule TO and Offer Documents; State Filings.    Pursuant to the Offer Agreement and as soon practicable on the day the Offer is commenced, the Offeror and the Parent will file the Tender Offer Statement on Schedule TO and the Company will file with the SEC a Solicitation/Recommendation statement on Schedule 14D-9 containing the recommendations of its Board of Directors approving the Offer Agreement and in favor of acceptance of the Offer and approval and adoption of the Offer Agreement; provided, however, that the Board of Directors of the Company may modify, withdraw or change such recommendation solely to the extent that the Board of Directors and the Company are permitted to do so as described below under "Nonsolicitation Obligations and Exceptions." The Company has agreed to grant the Parent and the Offeror and their counsel reasonable opportunity to review and comment on the proposed forms of the Schedule 14D-9 and the exhibits, as well as any related amendments, prior to their filing with the SEC or dissemination to the Company's stockholders. The Company will provide the Parent, the Offeror and their counsel any comments or other communications that the Company or its counsel may receive from the SEC in writing regarding the Schedule 14D-9 as soon as practicable after receipt thereof, and shall disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. The Company, the Parent and the Offeror have agreed to promptly correct any information provided by them for use in the Schedule 14D-9 to the extent that it shall have become false or misleading in any material respect and the Company has further agreed to take all steps necessary to cause such Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the stockholders of the Company to the extent required by applicable federal securities laws.

        Also pursuant to the Offer Agreement, the Parent and the Offeror have made certain agreements with the Company regarding (a) the filing of a Tender Offer Statement on Schedule TO, including this Offer to Purchase, the Letter of Transmittal and certain offer documents that will contain all information required by the Exchange Act and the rules and regulations thereunder, and (b) the making of any filings required by applicable state law relating to the Offer. Furthermore, the Parent and the Offeror have agreed to grant to the Company reasonable opportunity to review and comment on the proposed forms of the Schedule TO and any related amendments prior to their filing with the SEC. The Parent and the Offeror will provide the Company and its counsel any comments or other communications that the Parent or its counsel may receive from the SEC in writing regarding the Schedule TO promptly after the receipt of such comments or other communications. The Parent and the Offeror shall promptly correct any information provided by them for use in the Schedule TO if and to the extent that information shall have become false or misleading in any material respect, and the Parent will take all steps necessary to cause the Schedule TO or other communications as so corrected to be filed with the SEC and disseminated to the stockholders of the Company, as and to the extent required by applicable law.

        Board of Directors.    Under the Offer Agreement, upon the Appointment Time, the Parent will be entitled to designate such number of directors on the Company's Board of Directors (the "Parent Designees"), rounded up to the next whole number, as will give the Parent representation on the Company's Board of Directors equal to the product of (i) the number of authorized directors on the Board of Directors (giving effect to the directors elected under the Offer Agreement), and (ii) the percentage that the number of Shares purchased by the Offeror or the Parent or any affiliate thereof bears to the aggregate number of Shares then outstanding; provided however, that prior to the Effective Time, the Company's Board of Directors shall always have at least two members who were directors of the Company prior to consummation of the Offer (each a "Continuing Director"). If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy. Also, the Company will cause Parent Designees to constitute the same percentage as such individuals represent on the Company's Board of Directors of (x) each committee of such Board of Directors, (y) each board of directors of each subsidiary of the Company and (z) each committee of such board. If the Parent Designees are elected to the Company's Board of Directors prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to (i) amend or termination of the Offer Agreement, (ii) waive any of the Company's rights, benefits or remedies under the Offer Agreement, or (iii) extend the time for performance the Parent's or the Offeror's respective obligations under the Offer Agreement.

        The Company's obligations to appoint the Parent Designees to the Company's Board of Directors and committees thereof is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company will promptly take all appropriate action required pursuant to such Section 14(f) and Rule 14f-1 to effect any such election and will, subject to the next succeeding sentence, include in the Schedule 14D-9 the information required by Section 14(f) and Rule 14f-1. The Parent will supply to the Company in writing, and be solely responsible for, any information with respect to itself and the Parent Designees, directors and affiliates required by Section 14(f) and Rule 14f-1.

        Representations and Warranties.    Pursuant to the Offer Agreement, the Company has made customary representations and warranties to the Parent and the Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification to do business, the Company's authority to enter into the Offer Agreement and carry out the transactions contemplated thereby, the validity, binding effect and enforceability of the Offer Agreement with respect to the Company, required consents and approvals, the noncontravention and nonviolation by the Offer Agreement of the organizational documents and other agreements of the Company and of laws applicable to it, the Company's capitalization, the Company's subsidiaries, documents and SEC filings relating to the Offer and prior SEC filings unrelated to the Offer, the financial statements of the Company and certain of its subsidiaries, the absence of certain material adverse changes or events since March 31, 2002, the payment of taxes and filing of tax returns, employee benefit plans, litigation and the Company's compliance with laws and permits, the full force and effect of the Company's contracts, intellectual property rights, environmental matters, the Company's insurance coverage, the receipt of the fairness opinion of JPMorgan, the recommendation of the Company's board of directors, the absence of arrangements for finders' fees (other than with JPMorgan), the absence of related party transactions, the Company's operation as a going concern, certain business practices of the Company, title to assets, personal property and real property, the number of subscriber accounts, ongoing contractual relations with customers and suppliers, ongoing obligations under a contract between a Company subsidiary and Vivendi SA (the "Vivendi Agreement"), and employee relations.

        The Parent and the Offeror have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Parent and the Offeror's organization and qualification to do business, their authority to enter into the Offer Agreement and consummate the transactions contemplated thereby, the validity, binding effect and enforceability of the Offer Agreement with respect to the Parent and the Offeror, required consents and approvals, the noncontravention and nonviolation by the Offer Agreement of their organizational documents and their other agreements and of the laws applicable to them, the truthfulness of the Parent's securities filings, the absence of arrangements for finders' fees (other than with Goldman Sachs), the interim operations of the Offeror, and the sufficiency of funds necessary to consummate the Offer and the Merger.

        Pursuant to the terms of the Offer Agreement, none of the representations and warranties made in the Offer Agreement will survive after the Effective Time.

        Conduct of Company's Business Pending Merger.    In the Offer Agreement, during the period from the date of the Offer Agreement to the Appointment Time, the Company agreed as to itself and its subsidiaries that (except to the extent that the Parent shall otherwise consent, which consent may not be unreasonably withheld, delayed or conditioned) the Company shall conduct its operations according to the ordinary course of business consistent with past practice, and will use commercially reasonable efforts to preserve intact its present business organization, to keep available the services of its present officers and employees and to maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it. Without limiting the generality of the foregoing, during the period from the date of the Offer Agreement to the Appointment Time, neither the Company nor any of its subsidiaries shall, without the prior written consent of the Parent, which consent may not be unreasonably withheld, delayed or conditioned:

  •
  declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company, or repurchase, redeem or acquire any outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company or any subsidiary of the Company or effect any stock split (forward or reverse) or otherwise change its capitalization or capital structure in any manner from the way it existed on the date of the Offer Agreement;

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  amend any provision of the Certificate of Incorporation or Bylaws of, or any material term of any outstanding security issued by, the Company or any subsidiary (other than any wholly owned subsidiary) of the Company;

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  incur, assume or guarantee any indebtedness for borrowed money other than borrowings under existing short term credit facilities not in excess of $25,000 in the aggregate;

  •
  change any method of accounting or accounting practice by the Company or any subsidiary of the Company, except for any such change required by reason of a change in GAAP;

  •
  either (i) grant any severance or termination pay to any director, officer or employee of the Company or any subsidiary of the Company, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Company or any subsidiary of the Company, (iii) increase benefits payable under any existing severance or termination pay policies or employment agreements or (iv) increase compensation, bonus or other benefits payable to directors, officers or employees of the Company or any subsidiary of the Company, in each case other than in the ordinary course of business consistent with past practice;

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  issue any equity securities of the Company or equity securities of any subsidiary of the Company other than (i) pursuant to Company Options, warrants or other Common Stock equivalents outstanding as of the date of the Offer Agreement, and (ii) pursuant to the Company ESPP;

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  acquire, dispose of or license assets material to the Company and its subsidiaries, except for sales of inventory in the ordinary course of business consistent with past practice, or acquire or dispose of capital stock of any third party, merge or consolidate with any third party;

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  enter into any joint venture, partnership or similar agreement with any person or entity other than a wholly owned subsidiary of the Company;

  •
  modify, amend or terminate any of the Company's or any of its subsidiaries' material contracts, or waive, release or assign any material rights or claims under any of the Company's or any of its Subsidiaries' material contracts, except in the ordinary course of business;

  •
  make any tax election inconsistent with past practice that, individually or in the aggregate, would adversely affect in any material respect the tax liability or tax attributes of the Company or any of its subsidiaries, taken as a whole, or settle or compromise any material tax liability;

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  settle, compromise or otherwise terminate any litigation, claim or other settlement negotiation;

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  fail to maintain insurance covering the Company's or its subsidiaries' material properties and assets under substantially similar terms and conditions as the Company's or its subsidiaries', as applicable, current policies;

  •
  enter into any material contracts; or

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  authorize, commit or agree to take any of the foregoing actions except as otherwise permitted by the Offer Agreement.

        Additionally, pursuant to the Offer Agreement, the Company agreed that, up to the Appointment Time, it will confer with the Parent and its representatives regarding operational and integration matters at such times as the Parent may request and that it will promptly notify the Parent and its representatives of any change in the normal course of any business, operations or financial condition of the Company, its subsidiaries or their properties.

        Indemnification; Directors and Officers Insurance.    Pursuant to the Offer Agreement, the Parent agrees that all rights to indemnification and advancement of expenses and limitations on liability existing in favor of any officers, directors, employees or agents of the Company and any of its subsidiaries as provided in the Certificate of Incorporation or Bylaws of the Company or an agreement between such person and the Company or a subsidiary of the Company shall survive the Merger and continue in full force and effect in accordance with its terms. Furthermore, after the Effective Time, the Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless any such officers, directors, employees or agents of the Company and any of its subsidiaries to the same extent as provided in the Certificate of Incorporation or Bylaws of the Company or an agreement between such indemnitee and the Company or a subsidiary of the Company.

        The Offer Agreement also requires the Surviving Corporation to maintain in effect for six (6) years from the Effective Time officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount at least as favorable as those of such policy in effect on the date of the Offer Agreement; provided, however, that in no event will the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds 200% of the

Company's current annual premiums, the Surviving Corporation will maintain or procure, for such six-year period, the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the 200% of the Company's current annual premiums. Finally, if the Parent of the Surviving Corporation (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then proper provision shall be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations assumed under the Offer Agreement.

        Nonsolicitation Obligations and Exceptions.    From the date of the Offer Agreement until the Effective Time or, if earlier, the termination of the Offer Agreement, the Company shall not, (a) solicit, initiate or encourage any Acquisition Proposal (defined below), (b) engage in discussions or negotiations with, or disclose any non-public information relating to the Company or its subsidiaries to, or offer access to the properties, books or records of the Company or its subsidiaries, any person or entity (other than the Parent) concerning an Acquisition Proposal, (c) release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, or (d) following receipt of an Acquisition Proposal, withhold, withdraw, modify or change in a manner adverse to the Parent, or fail to make, its recommendations in favor of acceptance of the Offer and approval and adoption of the Offer Agreement or approve, endorse or recommend such Acquisition Proposal; provided that, in each case, if and to the extent that (i) the Company's Board of Directors believes in good faith, after consultation with the Company's financial advisor and legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal (defined below) and (ii) the Company's Board of Directors believes in good faith, after consultation with the Company's counsel, that the failure to engage in such negotiations or discussions, provide such information, release a third party from or waive any provision under any such confidentiality or standstill agreement, so withhold, withdraw, modify, change or fail to make its recommendations to the Company stockholders to accept the Offer and approve and adopt the Offer Agreement and/or so approve, endorse or recommend such Acquisition Proposal would be inconsistent with the fiduciary duties of the Company's Board of Directors under applicable law, then the Company may furnish information with respect to the Company and its subsidiaries, participate in negotiations regarding such Acquisition Proposal, release a third party from or waive any provisions under any such confidentiality or standstill agreement, withhold, withdraw, modify or change in a manner adverse to the Parent its recommendations in favor of acceptance of the Offer and approval and adoption of the Offer Agreement, and/or make, approve, endorse or recommend such Acquisition Proposal, as applicable. Upon its receipt thereof, the Company shall promptly (and in any event within one (1) business day) provide the Parent with a copy of any written Acquisition Proposal received and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the parties making the Acquisition Proposal and the terms thereof and shall promptly (and in any event within one (1) business day) advise the Parent of any material modification or proposed modification thereto.

        "Acquisition Proposal" means any offer or proposal for a merger, consolidation, recapitalization, liquidation or other business combination involving the Company or the acquisition or purchase of over 15% or more of any class of equity securities of the Company, or any tender offer (including self-tenders) or exchange offer that if consummated would result in any person or entity beneficially owning 15% or more of any class of equity securities of the Company, or a substantial portion of the assets of, the Company and its Subsidiaries taken as a whole. "Superior Proposal" means a bona fide written Acquisition Proposal which the Company's Board of Directors believes in good faith, after consultation with the Company's financial advisor, (i) would provide greater benefits to the Company and its stockholders than those provided pursuant to the Offer Agreement from a financial point of view (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and identity of the offeror) as compared to the transaction contemplated hereby by the Offer

Agreement (including any alternative proposal offered by the Parent in response thereto) and (ii) if applicable, is reasonably capable of being financed by the person or entity making such Acquisition Proposal. Nothing contained in the Offer Agreement prohibits the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure required by applicable law.

        Additionally, under the Offer Agreement, the Company must immediately terminate any existing discussions or negotiations with any third party (other than the Parent) conducted with respect to any Acquisition Proposal, and use its commercially reasonable efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with any Acquisition Proposal to return or destroy all such information in the possession of any such person or entity, or in the possession of any representative of any such person or entity.

        Filing and Approvals.    See Section 16, "Certain Regulatory and Legal Matters—Antitrust."

        Employee Matters.    The Parent will arrange for each Company employee that remains an employee of the Surviving Corporation or its subsidiaries following the Effective Time to become participants in all employee benefit plans of the Parent on terms no less favorable than those offered to similarly situated employees of the Parent after the termination of and with respect to the benefits offered under the applicable employee benefit plan of the Company that covers the Company employees as of the date of the Offer Agreement and may remain in effect for some time after the Effective Time. On and after the Effective Time, employees of the Company and any of its subsidiaries shall be treated no less favorably than similarly situated employees of the Parent with respect to compensation, employee benefits and terms and conditions of employment except, if such benefits are less favorable as contemplated in the preceding sentence, with respect to Company employee benefit plans continued for some time after the Effective Time. The Parent will, and will cause the Surviving Corporation and the Parent's subsidiaries to, honor in accordance with their terms certain agreements, contracts, arrangements, commitments and understandings identified in the Offer Agreement. Before the Appointment Time, the Company will terminate or cause to be terminated all of the employee benefit plans and employee group welfare benefit plans identified in the Offer Agreement that are intended to be qualified within the meaning of Section 401(a) of the Code except for certain plans, policies and arrangements identified in the Offer Agreement.

        European Operations.    The Offer Agreement requires the Company to work with the Parent in good faith to negotiate and to close certain transactions contemplated in connection with the sale of certain assets of one of the Company's subsidiaries, PeoplePC UK Limited, and the licensing of certain rights in the United Kingdom.

        Additional Covenants.    The Offer Agreement contains certain other additional covenants and agreements, including with respect to: (i) the issuances of press releases and other public statements regarding the transactions related to the Offer Agreement, (ii) the notice obligations of the parties with respect to the occurrence of any events or a breach of the Offer Agreement by either party which would likely result in the transactions contemplated by the Offer Agreement not to be satisfied, (iii) if required, the preparation and filing of a proxy statement and proxy solicitation materials with the SEC and (iv) the obligations of the Company and the Parent to cooperate and communicate in good faith and to use commercially reasonable efforts to complete the transactions contemplated by the Offer Agreement and such breach caused the failure to accept the Shares.

        Termination.    The Offer Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the matters presented in connection with the Merger by the Company's Board of Directors or the stockholders of the Company):

          (i)    by the mutual written consent of the Company and the Parent;

          (ii)  by either the Company or the Parent prior to the Appointment Time, if the Offer expires or is terminated in accordance with the terms of the Offer Agreement before the Offeror's acceptance of any Shares pursuant to the Offer; provided however, that neither the Offeror nor the Parent may terminate for this reason if either is in breach of the Offer Agreement;

          (iii)  by either the Company or the Parent prior to the Appointment Time, if the Offer has not been consummated on or before August 31, 2002; provided however, that no party may terminate the Offer Agreement for this reason if their act or failure to act is a principal cause of or resulted in the failure of the Offer to have been consummated on or before such date and such action or failure to act constitutes a breach of the Offer Agreement;

          (iv)  by either the Company or the Parent prior to the Appointment Time, if any applicable law or regulation makes consummation of the Offer or the Merger illegal or if an injunction, judgment or order enjoining the Company and the Parent from consummating the Offer or the Merger is issued and becomes final and nonappealable;

          (v)  by the Parent if, prior to the Appointment Time, (i) the Board of Directors of the Company shall have withdrawn, modified or amended, in any respect adverse to the Parent, its recommendations to the stockholders of the Company to accept the Offer and approve and adopt the Offer Agreement, (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Acquisition Proposal or resolved or announced an intention to do so (iii) the Company shall have (A) in any manner withdrawn, materially amended or modified in any respect adverse to the Parent its recommendations to the Company stockholders to accept the Offer and approve and adopt the Offer Agreement (including by amending the Schedule 14D-9), (B) approved or recommended any Acquisition Proposal, or (C) resolved to do any of the foregoing, or (iv) a tender offer or exchange offer for 50% or more of the outstanding shares of Company Common Stock (other than the Offer) is announced or commenced and, (A) either the Board of Directors of the Company recommends acceptance of such tender offer or exchange offer by its stockholders or (B) within 10 business days of such commencement, the Board of Directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (each of (i), (ii) and (iii) a "Triggering Event") ;

          (vi)  by the Company, if prior to the Appointment Time (but not less than three (3) business days after the Parent's receipt of the notice specified below), the Company enters into, or its Board of Directors determines to enter into, a definitive acquisition agreement providing for the consummation of a Superior Proposal; provided that: (i) the Company is not in breach of its obligations in the Offer Agreement relating to nonsolicitation in connection with such Superior Proposal, (ii) the Company has notified the Parent in writing that the Company has received a Superior Proposal and intends to enter into a definitive acquisition agreement regarding the same, and (iii) the Parent has not made, within three business days after receipt of the Company's written notice of its intention to enter into a definitive acquisition providing for the consummation of a Superior Proposal, an offer that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and its counsel, provides greater benefits to the Company's stockholders than such Superior Proposal;

          (vii) by the Company, at any time prior to the Appointment Time, upon a material breach of any covenant or agreement on the part of the Parent set forth in the Offer Agreement, or if any representation or warranty of the Parent was untrue or inaccurate when made or becomes untrue or inaccurate such that, in the aggregate, in the case of such representations and warranties, such untruths or inaccuracies would reasonably be expected to have a material adverse effect on the Parent's ability to consummate the transactions contemplated by the Offer Agreement; provided, however, if such untruth, inaccuracy or breach is curable by the Parent through exercise of commercially reasonable efforts, then the Company may not terminate the Offer Agreement until (A) the expiration of thirty (30) days following written notice to the Parent of such untruth, inaccuracy or breach or (B) the date on which the Parent ceases to exercise commercially reasonable efforts to cure such inaccuracy, untruth or breach, and further provided the Company may not terminate the Offer Agreement if the Parent cures such untruth, inaccuracy or breach within such thirty (30) day notice period;

          (viii)  by the Parent, at any time prior to the Appointment Time, upon a material breach of any covenant or agreement on the part of the Company set forth in the Offer Agreement, or if any representation or warranty of the Company shall have been untrue or inaccurate when made or shall have become untrue or inaccurate such that the Offeror would not be required to purchase the tendered Shares as a result of the failure of the condition related to breach of the Company covenants and representations and warranties; provided that it shall be deemed a material breach such that the Offeror would not have to accept the tendered Shares for payment if the Company's representations and warranties as to capitalization were inaccurate such that the Offeror would be required to pay $25,000 or more in excess of the sum of the aggregate Offer Price that would have been payable had the representations and warranties been true and correct; provided however, if such untruth, inacurracy or breach is curable by the Company through exercise of commercially reasonable efforts, then the Parent may not terminate the Offer Agreement until (A) the expiration of thirty (30) days following written notice to the Company of such untruth, inaccuracy or breach or (B) the date on which the Company ceases to exercise commercially reasonable efforts to cure such untruth, inaccuracy or breach, and further provided that the Parent may not terminate the Offer Agreement if the Company cures such untruth, inaccuracy or breach within such thirty (30) day notice period;

          (ix)  by the Parent if, after conducting certain due diligence specified in the Offer Agreement, it determines in its discretion that the dialer software the Company currently licenses will adversely affect the current or proposed business or technology of the Parent, the Offeror or any of their subsidiaries or the current or proposed (by the Company) business or technology of the Company or any of its subsidiaries;

          (x)  by the Parent if, after conducting certain due diligence specified in the Offer Agreement, it determines in its discretion, that the third party acquiring certain operations of PeoplePC UK Limited does not have the resources necessary to implement the present business plan of PeoplePC UK Limited or to fully discharge its duties pursuant to the contractual and other arrangements between such third party, PeoplePC and/or PeoplePC UK Limited;

          (xi)  by the Parent if it is determined that the balance sheet of PeoplePC Europe (N.V.) dated as of April 30, 2002 is inaccurate in certain respects, all as specified in the Offer Agreement; and

          (xii) by the Parent if the Company's international subsidiaries incur liabilities, or make any payments, outside of the ordinary course of business from April 30, 2002 through the Appointment Time, or if the Company's international subsidiaries incur losses in excess of $300,000 average per month (computed commencing with May 2002), in each case determined in accordance with GAAP and excluding approved termination and severance costs related to the sale of certain assets of PeoplePC UK Limited and the licensing of certain rights in the United Kingdom.

        Termination Fee; Expenses.    The Company shall pay the Parent a termination fee of $1,000,000 if: (a) the Parent terminates the Offer Agreement pursuant to the provision set forth as (v) in "Termination" above, (b) the Parent or the Company terminate the Offer Agreement pursuant to the provisions set forth as (ii) and (iii) in "Termination" above prior to which no Triggering Event has occurred if (y) prior to such termination an Acquisition Proposal shall have been publicly announced and shall not have been publicly and irrevocably withdrawn and (z) within 9 months of such termination either the transaction contemplated by an Acquisition Proposal is consummated, or the Company enters into a definitive agreement providing for the consummation of such transaction that subsequently is consummated, or (c) the Company terminates the Offer Agreement pursuant to the provision set forth as (vi) in "Termination" above. For purposes of the termination provision, the term "Acquisition Proposal" is modified by replacing "15%" with "30%".

        Other than as set forth above, the Offer Agreement provides that all costs and expenses incurred in connection with the Offer Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

        Amendments, Extensions and Waivers.    The Offer Agreement may be may be amended, modified or waived by action taken by or authorized by the parties' respective board of directors, prior to the Effective Time; provided, however, that after the adoption of the Offer Agreement by the stockholders of the Company, no such amendment shall be made except as allowed under applicable law.

Stockholder Agreements

        In connection with the Offer Agreement, on June 9, 2002, the Parent entered into Stockholder Agreements with directors, executive officers and certain stockholders of the Company, whose names are as follows: certain affiliates of Softbank Corp., certain affiliates of Softbank Technology Ventures, Beny Alagem, Bradley Feld, Nick Grouf, John Sculley, Michael Price, Lee Feldman, Robin Richards, and Dan Kohler (the "Company Stockholders"). Subject to the conditions set forth in the Stockholder Agreements, each Company Stockholder has, among other things, (i) agreed to tender all of such Company Stockholder's Shares to Offeror in the Offer and (ii) granted to the Parent a proxy with regard to such Company Stockholder's Shares to vote in favor of the Merger and against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal. The aforementioned obligations in the Stockholder Agreements apply to each Company Stockholder's Shares owned as of June 9, 2002 or thereafter acquired prior to any termination of a Stockholder Agreement. The Company Stockholders own approximately 89% of the Fully Diluted Shares.

14.  Dividends and Distributions.

        For a discussion of the restrictions imposed by the Offer Agreement on the ability of the Company and its subsidiaries to pay dividends or make distributions, see Section 13, "The Transaction Documents—The Offer Agreement—Conduct of Company's Business Pending Merger."

15.  Material Conditions to Offeror's Obligations.

        All conditions to the Offeror's obligation to accept tendered Shares for payment, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived by the Offeror before expiration of the Offer on the Expiration Date.

        Notwithstanding any other provision of the Offer, the Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered if on the Expiration Date (as it may be extended in accordance with the requirements of the Offer Agreement), (1) the Minimum

Condition has not been satisfied, (2) the applicable waiting period under the HSR Act has not expired or been terminated, or (3) any of the following conditions exist:

        (a)  there shall have been any action taken, or any statute, law, ordinance, rule, regulation, injunction, judgment, order or decree proposed, entered, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger by any governmental entity, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, or there shall be pending any action, suit or proceeding by any governmental entity against the Offeror, the Parent, the Company or any of their respective subsidiaries, that is likely to (i) prohibit, limit or make illegal, the acceptance for payment of or payment for Shares or otherwise restrict the consummation of the Offer or the Merger, (ii) render the Offeror unable to accept for payment or pay for some or all of the Shares, (iii) impose material limitations on the ability of the Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders, (iv) prohibit or impose any limitations on the Parent's direct or indirect ownership or operation (or that of any of its affiliates) of all or a material portion of their or the Company's businesses or assets, (v) compel the Parent or its affiliates to dispose of or hold separate any portion of the business or assets of the Company or the Parent and their respective subsidiaries, (vi) oblige the Company, the Parent or any of their respective subsidiaries to pay material damages in connection with the transactions contemplated by the Offer Agreement or (vii) otherwise constitute a "Company Material Adverse Effect" (which is defined in the Offer Agreement as a material adverse effect on the financial condition, business, assets or results of operations of the Company and its subsidiaries, taken as a whole, provided that in no event shall any effect that results from the announcement or pendency of the Offer Agreement (including any delays or cancellations in customer orders, a reduction in sales, a disruption in supplies, distribution or similar relationships or a loss of employees) constitute, or be considered in determining the existence of a Company Material Adverse Effect) or, as a result of the transactions contemplated by the Offer Agreement, a Parent Material Adverse Effect (as defined in the Offer Agreement).

        (b)  the Company materially breaches its covenants, obligations or agreements under the Offer Agreement.

        (c)  any of the representations and warranties of the Company contained in the Offer Agreement are not true and correct on and as of the Expiration Date with the same force and effect as if made as of such date such that, in each case or in the aggregate, such failure to be true and correct constitutes a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all Company Material Adverse Effect and materiality qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded), except (A) for changes contemplated by the Offer Agreement, (B) for those representations and warranties which address matters only as of a particular date, which representations shall have been true and correct as of such particular date such that, in each case or in the aggregate, such failure to be true and correct constitutes a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all "Company Material Adverse Effect" and materiality qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded), and (C) for the representations and warranties regarding the capitalization of the Company, which shall be true and correct in all material respects as of the date of the Offer Agreement.

        (d)  the Merger Agreement has been terminated in accordance with its terms.

        (e)  the Board of Directors of the Company withdraws or modifies its recommendations in favor of acceptance of the Offer and approval and adoption of the Offer Agreement, or the Board of Directors of the Company has approved, recommended or accepted an Acquisition Proposal.

        (f)    there shall have occurred and be continuing (i) any general suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market,

(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any direct or indirect limitation (whether or not mandatory) by a United States governmental entity on the extension of credit by banks or other financial institutions, (iv) a change in banking, general financial or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans, or (v) in the case of any of the foregoing existing on the date of the Offer Agreement, a material change, acceleration or worsening thereof.

        (g)  (i) the Company or a subsidiary of the Company shall not have executed definitive documents on substantially the terms set forth in documents provided to the Parent in connection with the sale of certain assets of PeoplePC UK Limited and the licensing of certain rights in the United Kingdom, or (ii) the Company's European operations shall retain obligations other than (A) obligations under the Bail Commercial dated April 11, 2001 between Atviso SAS and PeoplePC France SARL, and (B) obligations under the Vivendi Agreement, and (C) obligations under the Underlease between Daewoo Cars Limited and PeoplePC UK Limited regarding the second floor, Daewoo House, Homestead Road, Rickmanswoth, Hertfordshire, and (D) cash obligations less than or equal to $50,000 at the Expiration Date, or (iii) the aggregate number of subscribers/customers generated by European operations (including those pursuant to the Vivendi Agreement) to which PeoplePC UK Limited and/or PeoplePC has any liability is greater than 99,000.

        (h)  @viso Limited ("@viso") shall not have exchanged @viso's shares of PeoplePC Europe, N.V. for shares of Company Common Stock pursuant to the Put Option Agreement dated May 30, 2001 between the Company, @viso, Bowerbrook Limited, SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital LP prior to the Appointment Time.

        (i)    the Company shall not have terminated its Wholesale Dial Up Internet Access Service Agreement dated December 17, 2001 between Qwest Communications Corporation and the Company effective as of the Effective Time.

        (j)    Nick Grouf and Max Metral shall not have executed an employment agreement with the Company, in each case on the terms specified in the Offer Agreement.

        (k)  the Company shall not have terminated the following agreements: (i) the PeoplePC Inc. Second Amended and Restated Investor Rights Agreement dated May 30, 2001, and (ii) the PeoplePC Inc. Registration Rights Agreement dated December 17, 2001.

16.  Certain Regulatory and Legal Matters.

        Except as described in this Section 16, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company, as well as certain representations made to the Parent and the Offeror in the Offer Agreement by the Company, neither the Parent nor the Offeror is aware of any material pending legal proceedings relating to the Offer, nor of any regulatory requirements which must be complied with or regulatory approvals which must be obtained in connection with the Offer, in each case which would be material to a stockholder's decision whether to sell, tender or hold the Shares. Should compliance with any such regulatory requirement or the obtaining of any such regulatory approval be required, the Parent and the Offeror currently contemplate that they would seek to comply with such requirement or obtain such permit, except as described below under "Certain Regulatory and Legal Matters—State Anti-Takeover Laws," but the Offeror does not presently intend to delay the acceptance for payment of, or payment for, the Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to the Offeror's right to decline to purchase Shares if any of the Offer Conditions shall not have been satisfied. There can be no assurance that, if necessary, any such requirement would be complied with or approval be obtained, or would be complied with or obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such requirement was not complied with or approval obtained, and in certain such events the Offeror could decline to accept for payment, or pay for, any Shares tendered. See Section 15, "Material Conditions to Offeror's Obligations."

        Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of Shares by Offeror pursuant to the Offer nor the Merger, nor any of the other transactions contemplated by the Offer Agreement and Stockholder Agreements, is subject to such requirements.

        Federal Reserve Board Regulations.    Federal Reserve Board Regulations T, U and X promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock if such credit is secured directly or indirectly by margin stock. Because no borrowings secured by margin stock will be borrowed in order to finance the Offer, the Parent and the Offeror believe that such regulations are not applicable to the Offer.

        State Anti-Takeover Laws.    A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that a state may, as a matter of corporate law and, in particular, with respect to those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. In that case, the law of the State of Indiana before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        Except as set forth below, the Offeror does not know whether the takeover laws of any state will, by their terms, apply to the Offer or the Merger or the other transactions contemplated by the Offer Agreement or the Stockholder Agreements, and neither the Parent nor the Offeror has attempted to comply with any such laws.

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person becomes an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, since the Company's Board of Directors has approved the Offer Agreement and the Stockholder Agreements, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Offer Agreement. See the "Introduction" to this Offer to Purchase regarding certain approvals by the Company's Board of Directors.

        Under the Offer Agreement, if any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation is or may become applicable to the transactions contemplated by the Offer Agreement, the Company shall take such actions as are necessary so that the transactions contemplated by the Offer Agreement may be consummated as promptly as practicable on the terms contemplated by the Offer Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Further, the Company's Board of Directors has taken all actions so that the applicable anti-takeover laws of any state, federal or foreign jurisdiction will not apply to the execution, delivery or performance of the Offer Agreement or Stockholder Agreements or to the consummation of the Offer or the Merger or the other transactions contemplated by the Offer Agreement or the Stockholder Agreements.

        If it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, the Offeror might be unable (pursuant to such laws or an injunction ordered thereunder) to accept for payment, or pay for, any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Offeror may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 15, "Material Conditions to Offeror's Obligations."

17.  Fees and Expenses.

        Except as described in this Section 17, neither the Offeror nor the Parent (i) will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer or (ii) has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers.

        The Offeror and the Parent have retained MacKenzie Partners, Inc. as Information Agent and American Stock Transfer & Trust Company as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services and reimbursement for their out-of-pocket expenses in the Offer. The Depositary will also be indemnified by the Offeror against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

18.  Miscellaneous.

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Parent nor the Offeror is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Parent or the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, the Offeror will make a good-faith effort to comply with such state statute. If, after such good faith effort, the Offeror cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or make any representation on behalf of the Parent or the Offeror other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by the Offeror or the Parent. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Parent or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

        The Parent and the Offeror have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3(a)(1) thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation of the Company Board of Directors with respect to the Offer and the reasons for such recommendation of the Company Board of Directors and furnishing certain additional related information. Copies of such documents and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the same places and in the same manner as set forth with respect to the Company in Section 8, "Certain Information Concerning the Company" (except that they may not be available at the regional offices of the SEC).

                      EL Sub, Inc.

June 19, 2002

ANNEX I

Business and Background Information

        The following is the business and background information for each of the members of the Board of Directors and executive officers of EarthLink, Inc. Mr. Charles G. Betty serves as the sole member of the Board of Directors of EL Sub, Inc. Mr. Betty serves as its Chief Executive Officer and as its President, Mr. Adrean as its Chief Financial Officer and Mr. DeSimone as its Secretary. The names and ages of each of the members of EarthLink, Inc.'s Board of Directors and our executive officers and their present principal occupations or employment and employment history are set forth below. Each individual is a citizen of the United States. Each person's business address is 1375 Peachtree Street, 7 North, Atlanta Georgia 30309, and telephone number is (404) 815-0770.

Name	Age	Position
Sky D. Dayton	30	Chairman of the Board of Directors
Charles G. Betty	45	Chief Executive Officer and Director
Austin M. Beutner	42	Director
Robert M. Kavner	58	Director
Linwood A. Lacy, Jr.	56	Director
Dr. Robert M. Metcalfe	56	Director
Marce Fuller	42	Director
Lee Adrean	50	Executive Vice President and Chief Financial Officer
Linda Beck	38	Executive Vice President, Operations
Samuel R. DeSimone, Jr.	42	Executive Vice President, General Counsel and Secretary
Karen Gough	45	Executive Vice President, Marketing
William S. Heys	52	Executive Vice President, Sales
Michael C. Lunsford	34	Executive Vice President, Strategic Brand Marketing
Gregory J. Stromberg	49	Executive Vice President, Employee Services
Brinton O. C. Young	51	Executive Vice President, Strategic Planning

        Mr. Dayton is the Chairman of the Board of Directors of EarthLink, Inc. ("EarthLink") and the founder of EarthLink Network, Inc. ("EarthLink Network"). After founding EarthLink Network in May 1994, Mr. Dayton served as Chief Executive Officer until May 1996 and Chairman of the Board until February 2000 when EarthLink Network merged with MindSpring Enterprises, Inc. ("MindSpring") thereby creating EarthLink. He has served on the Board of Directors of EarthLink since February 2000 and was named Chairman of the Board in August 2000. Mr. Dayton is Founder, Chairman of the Board and Chief Executive Officer of Boingo Wireless, Inc. He also is a member of the Board of Directors of eCompanies, LLC and Business.com, Inc., a founding partner of eCompanies Venture Group, LP, and a partner in Evercore Ventures.

        Mr. Betty is our Chief Executive Officer and a member of our Board of Directors, and has served in those positions since February 2000 when EarthLink Network, Inc. merged with MindSpring Enterprises, Inc. Mr. Betty served as President and as a director of EarthLink Network from January 1996 until May 1996 when he was named President and Chief Executive Officer of EarthLink Network, serving in each capacity until its merger with MindSpring. From February 1994 to January 1996, Mr. Betty was a strategic planning consultant, advising Reply Corp., Perot Systems Corporation and Microdyne, Inc. From September 1989 to February 1994, Mr. Betty served as President, Chief Executive Officer and a director of Digital Communications Associates, Inc., a publicly traded network connectivity provider. Mr. Betty serves on the Board of Directors of ChoicePoint Inc.

        Mr. Beutner has served on EarthLink's Board of Directors since April 2001. He is the Registered Representative of Evercore Group Inc., which he co-founded in 1996, Co-Chairman of Evercore Capital Partners L.P. and Chairman of the Board and Chief Executive Officer of Evercore Ventures.

From 1994 to 1996, Mr. Beutner was President and Chief Executive Officer of The U.S. Russia Investment Fund, a private investment company capitalized with $440 million by the U.S. Government. Mr. Beutner serves on the Board of Directors of American Media, Inc., Business.com, Inc., Continental Energy Services, Inc., eCompanies, LLC, Encoda Systems Inc., Energy Partners, Ltd., Telenet Holding N.V. and Vertis, Inc. and as an observer on the Board of Directors of Callahan Associates International L.L.C. He also serves as Trustee of the California Institute of the Arts and is a member of the Council on Foreign Relations.

        Mr. Kavner has served on EarthLink's Board of Directors since February 2001. He was a member of the Board of Directors of EarthLink Network until the merger with MindSpring in February 2000. Since 1995, Mr. Kavner has been a venture capital investor in Internet companies and in December 1998, he became Vice Chairman of Idealab, Inc., an incubator of Internet companies. In April 2001, he retired and continues as a member of the Board of Directors of Idealab, Inc. From September 1996 through December 1998, he served as President and Chief Executive Officer of On Command Corporation, a provider of on-demand video for the hospitality industry. From 1984 to 1994, Mr. Kavner held several senior management positions at AT&T, including Senior Vice President and Chief Financial Officer, Chief Executive Officer of the Multimedia Products and Services Group, and Chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T's Executive Committee. Mr. Kavner serves as a member of the Board of Directors of Fleet Boston Financial, Inc., Jupiter Media Metrix, Inc., and Overture Services, Inc., where he is also Chairman of the Board.

        Mr. Lacy has served on EarthLink's Board of Directors since February 2000 when EarthLink Network merged with MindSpring, and was a member of the Board of Directors of EarthLink Network from June 1996 until its merger with MindSpring. From October 1996 to October 1997, he served as President and Chief Executive Officer of Micro Warehouse Incorporated. From 1985 to May 1996, he served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries Inc. From December 1993 to June 1995, Mr. Lacy was also President of Ingram Industries Inc. From June 1995 until April 1996, he was President and Chief Executive Officer of Ingram Industries Inc., and from April 1996 to May 1996, he served as its Vice Chairman. Mr. Lacy was the Chairman of 4Sure.com, Inc. from June 1998 to July 2001. Mr. Lacy serves as a member of the Board of Directors of Ingram Industries Inc. and Modus Media International.

        Dr. Metcalfe has served on EarthLink's Board of Directors since October 2001. Dr. Metcalfe is a general partner of Polaris Venture Partners, which he joined in January 2001 and where he specializes in information technology start-ups. Dr. Metcalfe represents Polaris on the Board of Directors of Ember, Narad Networks, Inc., InvisibleHand Networks, and Nanosys, Inc. He also serves on the Board of Directors of Avistar Communications, Camden Technology Conference, IDC, IDG, Kelmscott Rare Breeds Foundation, the Massachusetts Institute of Technology and MediaLabEurope. While an engineer-scientist (1965–1979), Dr. Metcalfe helped develop the early Internet. In 1973, at the Xerox Palo Alto Research Center, he invented Ethernet, the international local-area networking standard on which he shares four patents. From 1976 through 1983, he was consulting associate professor of electrical engineering at Stanford University. While an entrepreneur-executive (1979–1990), Dr. Metcalfe founded 3Com Corporation, where at various times he was Chairman of the Board, Chief Executive Officer, division general manager and vice president of engineering, marketing and sales. From 1990 to 2000, Dr. Metcalfe was a publisher and industry commentator, including serving as Chief Executive Officer of IDG's InfoWorld Publishing Company (1992-1995), and writing for various other publications, including The Wall Street Journal, Forbes and The New York Times. He is a member of the National Academy of Engineering.

        Ms. Fuller has served on EarthLink's Board of Directors since October 2001. Since July 1999, she has been President, Chief Executive Officer and a member of the Board of Directors of Mirant Corp., a U.S. marketer of power and natural gas. Under Ms. Fuller's guidance, Mirant spun off from its parent, Southern Company, in April 2001. From September 1997 to July 1999, Ms. Fuller served as President and Chief Executive Officer of the Mirant Americas Energy Marketing division of Mirant. From May 1996 to September 1997, Ms. Fuller was Senior Vice President of Mirant's North American operations and business development, and from February 1994 to May 1996, she was Mirant's Vice President for domestic business development. Ms. Fuller serves on the Board of Directors of numerous corporations, educational institutions and governmental agencies including the Curtiss-Wright Corporation, the U.S. Department of Energy's Electricity Advisory Board, the President's International Board of Advisors of the Philippines, the Leadership Board of the College of Engineering, University of Alabama and the Board of Trustees of the Atlanta International School.

        Mr. Adrean has served as EarthLink's Executive Vice President and Chief Financial Officer since March 2000. From May 1995 to February 2000, Mr. Adrean served as Executive Vice President and Chief Financial Officer of First Data Corporation in Atlanta. From August 1993 to April 1995, Mr. Adrean served as President of Providian Corporation Agency Group (a division of Providian Corporation). Prior to that, Mr. Adrean was Chief Financial Officer of Providian Corporation and held various positions with Bain & Company and Peat, Marwick, Mitchell & Company.

        Ms. Beck has served as EarthLink's Executive Vice President of Operations since September 2000 where she is responsible for the management of EarthLink's operations groups, including development, system administration, MIS and network operations. Following the EarthLink Network/MindSpring merger in February 2000, Ms. Beck served as Vice President of Engineering responsible for the development of EarthLink's products and services, as well as the development of EarthLink's service delivery infrastructure. She held similar positions at both MindSpring from February 1999 to February 2000 and Netcom from September 1996 to February 1999. Before joining Netcom in 1996, Ms. Beck served in a variety of positions at Sybase, GTE, Amdahl and the National Security Agency.

        Mr. DeSimone has served as EarthLink's Executive Vice President, General Counsel and Secretary since February 2000. Prior to that and since November 1998, Mr. DeSimone served in the same capacities at MindSpring. From September 1995 to August 1998, Mr. DeSimone served as Vice President of Corporate Development with Merix Corporation of Forest Grove, Oregon, a printed circuit board manufacturer. From June 1990 to August 1995, he was an associate attorney and partner with Lane Powell Spears Lubersky of Portland, Oregon.

        Ms. Gough has served as EarthLink's Executive Vice President, Marketing since June 2001 where she is responsible for leading EarthLink's consumer marketing efforts, including branding campaigns, advertising, media, promotions and its extensive direct marketing efforts. Prior to joining EarthLink, from October 1998 until June 2001, she served as the Vice President of Marketing Solutions for the Coca-Cola Company, where she was responsible for Coca-Cola's media planning and buying, brand building promotional marketing programs, and sports and entertainment marketing initiatives. From August 1990 to October 1998, Ms. Gough held a variety of senior sales and marketing positions with Reckitt & Colman, Inc., a manufacturer of household cleaning products and specialty food items. She has also held sales and marketing positions with Pepsi-Cola Company, the National Football League Properties and International Playtex.

        Mr. Heys has served as EarthLink's Executive Vice President, Sales since September 2000 and was Executive Vice President, Business Development and Business Services from February 2000 to September 2000. Prior to that, Mr. Heys served as Senior Vice President, Sales of EarthLink Network since August 1999, and was Vice President of EarthLink Network's relationship with Sprint from January 1999 to August 1999. Prior to joining EarthLink Network in October 1994, Mr. Heys founded BHC & Associates, a high-tech industry consulting firm. Before starting BHC, Mr. Heys served in a variety of executive sales and marketing management positions at IBM, Wang, Hayes Microcomputer Products and Digital Communications Associates, Inc.

        Mr. Lunsford has served as EarthLink's Executive Vice President, Strategic Brand Marketing since August 2001. Prior to that, Mr. Lunsford served as EarthLink's Executive Vice President, Broadband Services from February 2000 to August 2001, and in that same role for EarthLink Network from November 1999 until its merger with MindSpring in February 2000. Prior to that, Mr. Lunsford was EarthLink Network's Vice President of Special Projects, a position he held from the beginning of his employment with EarthLink Network in March of 1999. Before joining EarthLink Network, Mr. Lunsford was a Director with Scott, Madden & Associates, a management consulting firm in Raleigh, North Carolina, from 1995 to 1999. Prior to that, Mr. Lunsford worked for Andersen Consulting in Chicago, Illinois.

        Mr. Stromberg has served as EarthLink's Executive Vice President, Employee Services since February 2000. Prior to that, Mr. Stromberg served as MindSpring's Executive Vice President of Business Services since January 1999, Executive Vice President of Technology from August 1998 until January 1999, Executive Vice President of Call Centers from March 1998 until August 1998, Vice President of Call Centers from June 1996 to March 1998, and Vice President of Technical Support from October 1995 until June 1996. From June 1993 to September 1994, Mr. Stromberg worked as a Regional Manager for Digital Financial Services, a subsidiary of GE Capital. Mr. Stromberg worked in various sales, product management, operations and management positions with Digital Equipment Corporation from June 1983 to June 1993.

        Mr. Young has served as EarthLink's Executive Vice President, Strategic Planning since June 2001. From February 2000 to June 2001, he was EarthLink's Executive Vice President, Marketing and Corporate Strategy. Prior to that, he was Senior Vice President, Marketing of EarthLink Network from August 1998 through February 2000, and was Vice President, Strategic Planning of EarthLink Network from March 1996 throughout 1998. From 1990 to 1996, Mr. Young was President of Young & Associates, a consulting firm specializing in strategic planning for high growth companies.

ANNEX II

Section 262 of the Delaware General Corporation Law

Delaware Rights of Appraisal
SECTION 262 OF THE
DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depositary receipt" mean a receipt or other instrument issued by a depositary representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depositary.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depositary receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2)
Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof;

            b.    Shares of stock of any other corporation, or depositary receipts in respect thereof, which shares of stock (or depositary receipts in respect thereof) or depositary receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.    Cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.    Any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a., b., and c. of this paragraph.

  (3)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who was complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Information Agent for the Offer is:
MACKENZIE PARTNERS, INC.
 105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
E-mail: proxy@mackenziepartners.com
or
Call Toll Free (800) 322-2885

The Depositary for the Offer is:
AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail:	By Facsimile Transmission:	By Hand/Overnight Courier:
American Stock Transfer & Trust Company 59 Maiden Lane New York, New York 10038	(Eligible Institutions Only) (718) 234-5001 Confirm Facsimile by Telephone: (212) 936-5100 (for Confirmation Only)	American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, New York 11219

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TABLE OF CONTENTS
IMPORTANT
SUMMARY TERM SHEET
INTRODUCTION
ANNEX I Business and Background Information
ANNEX II Section 262 of the Delaware General Corporation Law Delaware Rights of Appraisal SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW